UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 21, 2004

Infinium Labs, Inc.
(Exact name of registrant as specified in its charter)

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        Delaware                        000-50535                    65-1048794
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(State or other jurisdiction      (Commission File Number)       (IRS Employer
   of incorporation)                                             Identification No.)
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2033 Main Street, Suite 309, Sarasota, Florida 34237
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code (941) 917-0788

Copies to:
Darrin M. Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas
New York, New York 10018
Phone: (212) 930-9700
Fax: (212) 930-9725

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

As of October 20, 2004, we entered into a Bridge Loan Agreement with Hazinu Ltd. (the "Lender") pursuant to which the Lender advanced the principal amount of $300,000 to us on October 21, 2004 in exchange for (i) a 10% secured promissory note in such principal amount, (ii) 500,000 shares of our common stock, and (iii) warrants to purchase 500,000 shares of our common stock. The aforementioned securities were issued to the Lender by us pursuant to Rule 506 of Regulation D as promulgated under the Securities Act of 1933, as amended (the "Act"), and/or Section 4(2) of the Act.

The secured note bears interest at 10% per annum and matures on the earliest occurrence of the following:

* December 31, 2004;
* The date on which we consummate a financing or funding transaction for the Target Funding Amount, whether or not such transaction is effected in connection with the current or future issuance of securities. The Target Funding Amount means the gross proceeds, which when added to the gross proceeds of any other financing equals or exceeds $200,000; provided that if such gross proceeds, when added to other gross proceeds, is less than the outstanding principal and accrued interest on the secured note, the maturity date shall only apply to the aggregate of such gross proceeds less amounts, if any, previously applied in the payment of the secured note; or
* The second trading day following the date on which we file a registration statement with the SEC for the sale of shares of our common stock.

The full principal amount and interest of the secured note is due on the maturity date or upon a default under the terms of secured note. In addition, our obligation to repay the secured note and interest is guaranteed by Timothy M. Roberts (the "Pledgor") pursuant to a Security Interest and Pledge Agreement dated as of October 20, 2004. The Pledgor pledged under a guarantee and secured certain shares of our common stock, as to which the Pledgor is the registered and beneficial owner, as security for the performance of our obligations to the Lender pursuant to the secured note. The Pledgor delivered and transfered possession of the stock certificates representing the pledged shares to an agent, who will perfect the security interest in favor of the Lender.

The Lender has piggy-back registration rights with respect to the shares of common stock and shares of common stock issuable upon exercise of the warrants. If we participate in the registration of any shares of our common stock (other than on Form S-8 or on Form S-4), we are obligated to give the Lender written notice thereof and the Lender shall have the right, exercisable within 10 trading days after receipt of such notice, to demand inclusion of all or a portion of the Lender's holdings of our common stock in such registration statement. If the Lender exercises such election, the common stock so designated shall be included in the registration statement at no cost or expense to the Lender.

The warrants are exercisable until October 31, 2009 at a purchase price of $0.50 per share. The exercise price of the warrants will be adjusted in the event of any stock split or reverse stock split, stock dividend, reclassification of common stock, recapitalization, merger or consolidation. In addition, the exercise price of the warrants will be adjusted in the event that we spin off or otherwise divest ourselves of a material part of our business or operations or dispose all or a portion of our assets.

Upon the occurrence of said events described in the preceding paragraph, the exercise price of the warrants will be adjusted accordingly. If an adjustment is required, the Lender shall be entitled to purchase such number of shares of our common stock as will cause (i)(x) the total number of shares of common stock the Lender is entitled to purchase pursuant to the warrant following such adjustment, multiplied by (y) the adjusted exercise price per share, to equal the result of (ii)(x) the dollar amount of the total number of shares of our common stock the Lender is entitled to purchase before adjustment, multiplied by (y) the total exercise price before adjustment. For example, if 10,000 shares remain under the warrant at the original stated exercise price of $0.50, the total exercise price is (i) 10,000 multiplied by (ii) $0.50, or $5,000. We exercise a 2 for 1 stock split and accordingly, the exercise price is adjusted to $0.25. The number of shares covered by the warrant is adjusted to 20,000 because (applying clause (x)) (i) 20,000 x (ii) $0.25 = $5,000.

As of October 27, 2004, we entered into a Bridge Loan Agreement with JM Investors, LLC, Fenmore Holdings, LLC, Viscount Investments Limited and Congregation Mishkan Sholom (the "Lenders") pursuant to which the Lenders advanced an aggregate a principal amount of $300,000 to us on October 28, 2004 in exchange for (i) 10% secured promissory notes in such aggregate principal amount, (ii) 500,000 shares of our common stock multiplied by each Lender's allocable share, which is defined as a fraction, of which the numerator is the Lenders' loan amount and the denominator is the aggregate loan amount, and (iii) warrants to purchase an aggregate of 500,000 shares of our common stock. The shares of common stock and warrants are allocated on a pro rata basis. The aforementioned securities were issued to the Lenders by us pursuant to Rule 506 of Regulation D as promulgated under the Securities Act of 1933, as amended (the "Act"), and/or Section 4(2) of the Act.

The terms of the secured notes and warrants are the same as the terms in the October 20, 2004 financing, as described above. However, the Target Funding Amount means the gross proceeds, which when added to the gross proceeds of any other financing equals or exceeds $500,000. In addition, our obligations pursuant to the secured notes are guaranteed by Timothy M. Roberts (the "Pledgor") under a guarantee and secured pursuant to a Security Interest and Pledge Agreement dated as of October 27, 2004. The terms of the Security Interest and Pledge Agreement are the same as the terms in the October 20, 2004 Security Interest and Pledge Agreement. We are subject to the same registration rights as the October 20, 2004 financing, as described above.

Item 2.03 Creation of a Direct Financial Obligation.

See Item 1.01 above.

Item 3.02 Unregistered Sales of Equity Securities.

See Item 1.01 above.

Item 9.01 Financial Statements and Exhibits.

(a) Financial statements of business acquired.

Not applicable.

(b) Pro forma financial information.

Not applicable.

(c) Exhibits.

Exhibit Number	Description
4.1	Bridge Loan Agreement, dated October 20, 2004, by and among Infinium Labs, Inc. and Hazinu Ltd.
4.2	Bridge Note to be issued to Hazinu Ltd., dated as of October 21, 2004.
4.3	Common Stock Purchase Warrant issued to Hazinu Ltd., dated as of October 21, 2004.
4.4	Security Interest and Pledge Agreement, dated October 20, 2004, by and among Infinium Labs, Inc., Timothy M. Roberts, the secured parties named therein and Krieger & Prager, LLP as agent for the secured parties.
4.5	Bridge Loan Agreement, dated October 27, 2004, by and among Infinium Labs, Inc., JM Investors, LLC, Fenmore Holdings, LLC, Viscount Investments Limited and Congregation Mishkan Sholom
4.6	Form of Bridge Note to be issued to JM Investors, LLC, Fenmore Holdings, LLC, Viscount Investments Limited and Congregation Mishkan Sholom
4.7	Form of Common Stock Purchase Warrant to be issued to JM Investors, LLC, Fenmore Holdings, LLC, Viscount Investments Limited and Congregation Mishkan Sholom
4.8	Security Interest and Pledge Agreement, dated October 27, 2004, by and among Infinium Labs, Inc., Timothy M. Roberts, the secured parties named therein and Krieger & Prager, LLP as agent for the secured parties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Infinium Labs, Inc.

Date: October 29, 2004

/s/ Kevin Bachus
Kevin Bachus
President

Exhibit 4.1

BRIDGE LOAN AGREEMENT

THIS BRIDGE LOAN AGREEMENT, dated as of October 20, 2004, is entered into by and between **INFINIUM LABS, INC.**, a Delaware corporation with headquarters located at 2033 Main Street, Suite 1309, Sarasota, FL 34237 (the "Company"), and each individual or entity named on a signature page hereto (as used herein, each such signatory is referred to as the "Lender" or a "Lender") (each agreement with a Lender being deemed a separate and independent agreement between the Company and such Lender, except that each Lender acknowledges and consents to the rights granted to each other Lender [each, an "Other Lender"] under such agreement and the Transaction Agreements, as defined below, referred to therein).

W I T N E S S E T H:

WHEREAS, the Company and each of the Lenders are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration for offers and sales to accredited investors afforded, inter alia, by Rule 506 under Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 Act"), and/or Section 4(2) of the 1933 Act; and

WHEREAS, each Lender wishes to lend funds to the Company, subject to and upon the terms and conditions of this Agreement and acceptance of this Agreement by the Company, the repayment of which will be represented by 10% Promissory Note of the Company (each, a "Note"), on the terms and conditions referred to herein; and

WHEREAS, in connection with the loan to be made by each Lender, the Company has agreed to issue the Issued Shares and the Warrants (as those terms are defined below) to the Lender; and

WHEREAS, the Company's obligations to repay the Notes will be guaranteed by a guarantor named therein (the "Pledgor") and, pursuant to a Security Interest and Pledge Agreement (the "Pledge Agreement") executed by the Pledgor and acknowledged by the Company, secured by a pledge of certain shares of the Company's Common Stock (the "Pledged Shares"), as to which Pledged Shares the Pledgor is the registered and beneficial owner;

NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. AGREEMENT TO PURCHASE; PURCHASE PRICE.

a. Purchase.

(i) Subject to the terms and conditions of this Agreement and the other Transaction Agreements, each Lender hereby agrees to loan to the Company the principal amount specified on the Lender's signature page hereof (the "Loan Amount"). The aggregate Loan Amount of all Lenders shall be $300,000.00 (the "Aggregate Loan Amount").

(ii) The obligation to repay the loan from the Lender shall be evidenced by the Company's issuance of the Note, which shall be shall be in the form of **Annex I** annexed hereto. The Note will be guaranteed by the Pledgor and secured by the pledge of the Pledged Shares under the terms of the Pledge Agreement, which Pledge Agreement shall be substantially in the form of **Annex VII** hereto (the "Pledge Agreement"), which the Company will acknowledge.

(iii) In consideration of the loan to be made by each Lender, the Company will issue to such Lender (a) 500,000 shares of the Company's Common Stock multiplied by the Lender's Allocable Share (as defined below) (the "Issued Shares") and (b) the Warrants (as defined below) to purchase the number of shares of the Company's Common Stock as provided in Section 4 hereof.

(iv) The loan to be made by the Lender and the issuance of the Note, the Issued Shares and the Warrants to the Lender and the other transactions contemplated hereby are sometimes referred to herein and in the other Transaction Agreements as the purchase and sale of the Securities (as defined below), and are referred to collectively as the "Transactions.".

b. Certain Definitions.
As used herein, each of the following terms has the meaning set forth below, unless the context otherwise requires:

"Affiliate" means, with respect to a specific Person referred to in the relevant provision, another Person who or which controls or is controlled by or is under common control with such specified Person.

"Certificates" means the Note, the Issued Shares and the Warrants, each duly executed by the Company and issued on the Closing Date in the name of the Lender.

"Closing Date" means the date of the closing of the Transactions, as provided herein.

"Company Control Person" means each director, executive officer, promoter, and such other Persons as may be deemed in control of the Company pursuant to Rule 405 under the 1933 Act or Section 20 of the 1934 Act (as defined below).

"Escrow Agent" means Krieger & Prager LLP, the escrow agent identified in the Joint Escrow Instructions attached hereto as **Annex II** (the "Joint Escrow Instructions").

"Escrow Funds" means the Loan Amount delivered to the Escrow Agent as contemplated by Sections 1(c) and (d) hereof.

"Escrow Property" means the Escrow Funds and the Certificates delivered to the Escrow Agent as contemplated by Section 1(c) hereof.

"Finder" means West Hastings, Ltd.

"Holder" means the Person holding the relevant Securities at the relevant time.

"Last Audited Date" means December 31, 2003.

"Lender Control Person" means each director, executive officer, promoter, and such other Persons as may be deemed in control of the Lender pursuant to Rule 405 under the 1933 Act or Section 20 of the 1934 Act.

"Lender's Allocable Share" means the fraction, of which the numerator is the Lender's Loan Amount and the denominator is the Aggregate Loan Amount.

"Material Adverse Effect" means an event or combination of events, which individually or in the aggregate, would reasonably be expected to (w) adversely affect the legality, validity or enforceability of the Securities or any of the Transaction Agreements, (x) have or result in a material adverse effect on the results of operations, assets, prospects, or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, (y) adversely impair the Company's ability to perform fully on a timely basis its obligations under any of the Transaction Agreements or the transactions contemplated thereby, or (z) materially and adversely affect the value of the rights granted to the Lender in the Transaction Agreements.

"Person" means any living person or any entity, such as, but not necessarily limited to, a corporation, partnership or trust.

"Principal Trading Market" means the Over the Counter Bulletin Board or such other market on which the Common Stock is principally traded at the relevant time, but shall not included the "pink sheets."

"Registrable Securities" means all of the following: (i) the Issued Shares, (ii) the Warrant Shares, and (iii) the Pledged Shares which have been claimed by the Holder as contemplated by the Pledge Agreement, unless such shares can then be sold by the Holder without volume or other restrictions or limit.

"Registration Rights Provisions" means the piggy-back registration rights contemplated by the terms of this Agreement, including, but not necessarily limited to, Section 4(g) hereof, and of the other Transaction Agreements.

"Registration Statement" means an effective registration statement covering the Registrable Securities.

"Securities" means the Note, the Warrants and the Shares.

"Shares" means the shares of Common Stock representing any or all of the Issued Shares, the Warrant Shares, and, where relevant, the Pledged Shares.

"State of Incorporation" means Delaware.

"Trading Day" means any day during which the Principal Trading Market shall be open for business.

"Transfer Agent"means, at any time, the transfer agent for the Company's Common Stock.

"Transaction Agreements" means this Bridge Loan Agreement, the Note, the Joint Escrow Instructions, the Warrants and the Pledge Agreement, and includes all ancillary documents referred to in those agreements.

"Warrants" means the warrants issued to the Lenders as contemplated by Section 4 of this Agreement.

"Warrant Shares" means the shares of Common Stock issuable upon exercise of the Warrants.

c.   Form of Payment; Delivery of Certificates.

(i)   The Lender shall pay the Loan Amount by delivering immediately available good funds in United States Dollars to the Escrow Agent no later than the date prior to the Closing Date.

(ii)   No later than the Closing Date, but in any event promptly following payment by the Lender to the Escrow Agent of the Loan Amount, the Company shall deliver the Certificates, each duly executed on behalf of the Company and issued in the name of the Lender, to the Escrow Agent.

(iii)   By signing this Agreement, each of the Lender and the Company, subject to acceptance by the Escrow Agent, agrees to all of the terms and conditions of, and becomes a party to, the Joint Escrow Instructions, all of the provisions of which are incorporated herein by this reference as if set forth in full.

d.   Method of Payment. Payment into escrow of the Loan Amount shall be made by wire transfer of funds to:
Bank of New York

350 Fifth Avenue
New York, New York 10001

ABA# 021000018
For credit to the account of Krieger & Prager LLP
Account No.:   [To be provided to the Lender by Krieger & Prager LLP]
Re: Infinium Labs Oct 04 Transaction

2. LENDER REPRESENTATIONS, WARRANTIES, ETC.; ACCESS TO INFORMATION; INDEPENDENT INVESTIGATION.

The Lender represents and warrants to, and covenants and agrees with, the Company as follows:

a.   Without limiting Lender's right to sell the Securities pursuant to an effective registration statement or otherwise in compliance with the 1933 Act, the Lender is purchasing the Securities for its own account for investment only and not with a view towards the public sale or distribution thereof and not with a view to or for sale in connection with any distribution thereof.

b.   The Lender is (i) an "accredited investor" as that term is defined in Rule 501 of the General Rules and Regulations under the 1933 Act by reason of Rule 501(a)(3), (ii) experienced in making investments of the kind described in this Agreement and the related documents, (iii) able, by reason of the business and financial experience of its officers (if an entity) and professional advisors (who are not affiliated with or compensated in any way by the Company or any of its Affiliates or selling agents), to protect its own interests in connection with the transactions described in this Agreement, and the related documents, and to evaluate the merits and risks of an investment in the Securities, and (iv) able to afford the entire loss of its investment in the Securities.

c.   All subsequent offers and sales of the Securities by the Lender shall be made pursuant to registration of the relevant Securities under the 1933 Act or pursuant to an exemption from registration.

d.   The Lender understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of the 1933 Act and state securities laws and that the Company is relying upon the truth and accuracy of, and the Lender's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Lender set forth herein in order to determine the availability of such exemptions and the eligibility of the Lender to acquire the Securities.

e.   The Lender and its advisors, if any, have been furnished with or have been given access to all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by the Lender, including those set forth on in any annex attached hereto. The Lender and its advisors, if any, have been afforded the opportunity to ask questions of the Company and its management and have received complete and satisfactory answers to any such inquiries. Without limiting the generality of

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the foregoing, the Lender has also had the opportunity to obtain and to review the Company's filings on EDGAR listed on **Annex VI** hereto (the documents listed on such Annex VI, to the extent available on EDGAR or otherwise provided to the Lender as indicated on said Annex VI, collectively, the "Company's SEC Documents").

        f. The Lender understands that its investment in the Securities involves a high degree of risk.

        g. The Lender hereby represents that, in connection with its purchase of the Securities, it has not relied on any statement or representation by the Company or the Finder or any of their respective officers, directors and employees or any of their respective attorneys or agents or the Finder, except as specifically set forth herein. The Finder is a third party beneficiary of this provision.

        h. The Lender understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities.

        i. This Agreement and the other Transaction Agreements to which the Lender is a party, and the transactions contemplated thereby, have been duly and validly authorized, executed and delivered on behalf of the Lender and are valid and binding agreements of the Lender enforceable in accordance with their respective terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium and other similar laws affecting the enforcement of creditors' rights generally.

        3. **COMPANY REPRESENTATIONS, ETC.** The Company represents and warrants to the Lender as of the date hereof and as of the Closing Date that, except as otherwise provided in **Annex V** hereto or in the Company's SEC Documents:

        a. **Rights of Others Affecting the Transactions.** There are no preemptive rights of any shareholder of the Company, as such, to acquire the Notes, the Warrants or the Shares. No party other than a Lender or an Other Lender has a currently exercisable right of first refusal which would be applicable to any or all of the transactions contemplated by the Transaction Agreements.

        b. **Status.** The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Incorporation and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction where the nature of the business conducted or property owned by it makes such qualification necessary, other than those jurisdictions in which the failure to so qualify would not have or result in a Material Adverse Effect. The Company has registered its stock and is obligated to file reports pursuant to Section 12 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the "1934 Act"). The Common Stock is quoted on the Principal Trading Market. The Company has received no notice, either oral or written, with respect to the continued eligibility of the Common Stock for

such quotation on the Principal Trading Market, and the Company has maintained all requirements on its part for the continuation of such quotation.

<p style="text-align:center">**c.**   **Authorized Shares.**</p>

(i)   The authorized capital stock of the Company consists of (i) 200,000,000 shares of Common Stock, $.0001 par value per share, of which approximately 111,275,903 shares are outstanding as of the date hereof, and (ii) approximately 1,300,000 shares of common stock underlying warrants.

(ii)   As of the date hereof and as of the Closing Date, (1) there are no outstanding securities which are convertible into shares of Common Stock, whether such conversion is currently exercisable or exercisable only upon some future date or the occurrence of some event in the future and (2) the Company has not issued any warrants or other rights to acquire shares of the Common Stock other than those referred to in the Company's SEC Documents. If any such securities are listed on Annex VI, the number or amount of each such outstanding convertible security and the conversion terms thereof or of each such warrant or other right and the terms of its exercise are set forth in said Annex VI.

(iii)   All issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. The Company has sufficient authorized and unissued shares of Common Stock as may be necessary to effect the issuance of the Shares on the Closing Date.

(iv)   As of the Closing Date, the Shares shall have been duly authorized by all necessary corporate action on the part of the Company, and, when issued on the Closing Date or upon exercise of the Warrants or pursuant to other relevant provisions of the Transaction Agreements, in each case in accordance with their respective terms, will be duly and validly issued, fully paid and non-assessable and will not subject the Holder thereof to personal liability by reason of being such Holder.

d.   **Transaction Agreements and Stock.** This Agreement and each of the other Transaction Agreements, and the transactions contemplated thereby, have been duly and validly authorized by the Company, this Agreement has been duly executed and delivered by the Company and this Agreement is, and the Notes, the Warrants and each of the other Transaction Agreements, when executed and delivered by the Company, will be, valid and binding agreements of the Company enforceable in accordance with their respective terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium, and other similar laws affecting the enforcement of creditors' rights generally.

e.   **Non-contravention.** The execution and delivery of this Agreement and each of the other Transaction Agreements by the Company, the issuance of the Securities, and the consummation by the Company of the other transactions contemplated by this Agreement, the Notes, the Warrants and the other Transaction Agreements do not and will not conflict with or result in a breach by the Company of any of the terms or provisions of, or constitute a default under (i) the

certificate of incorporation or by-laws of the Company, each as currently in effect, (ii) any indenture, mortgage, deed of trust, or other material agreement or instrument to which the Company is a party or by which it or any of its properties or assets are bound, including any listing agreement for the Common Stock except as herein set forth, or (iii) to its knowledge, any existing applicable law, rule, or regulation or any applicable decree, judgment, or order of any court, United States federal or state regulatory body, administrative agency, or other governmental body having jurisdiction over the Company or any of its properties or assets, except such conflict, breach or default which would not have or result in a Material Adverse Effect.

f. **Approvals.** No authorization, approval or consent of any court, governmental body, regulatory agency, self-regulatory organization, or stock exchange or market or the shareholders of the Company is required to be obtained by the Company for the issuance and sale of the Securities to the Lender as contemplated by this Agreement, except such authorizations, approvals and consents that have been obtained.

g. **Filings.** None of the Company's SEC Documents contained, at the time they were filed, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein in light of the circumstances under which they were made, not misleading. Since January 1, 2004, the Company has timely filed all requisite forms, reports and exhibits thereto required to be filed by the Company with the SEC.

h. **Absence of Certain Changes.** Since the Last Audited Date, there has been no material adverse change and no Material Adverse Effect, except as disclosed in the Company's SEC Documents. Since the Last Audited Date, except as provided in the Company's SEC Documents, the Company has not (i) incurred or become subject to any material liabilities (absolute or contingent) except liabilities incurred in the ordinary course of business consistent with past practices; (ii) discharged or satisfied any material lien or encumbrance or paid any material obligation or liability (absolute or contingent), other than current liabilities paid in the ordinary course of business consistent with past practices; (iii) declared or made any payment or distribution of cash or other property to shareholders with respect to its capital stock, or purchased or redeemed, or made any agreements to purchase or redeem, any shares of its capital stock; (iv) sold, assigned or transferred any other tangible assets, or canceled any debts owed to the Company by any third party or claims of the Company against any third party, except in the ordinary course of business consistent with past practices; (v) waived any rights of material value, whether or not in the ordinary course of business, or suffered the loss of any material amount of existing business; (vi) made any increases in employee compensation, except in the ordinary course of business consistent with past practices; or (vii) experienced any material problems with labor or management in connection with the terms and conditions of their employment.

i. **Full Disclosure.** To the best of the Company's knowledge, there is no fact known to the Company (other than general economic conditions known to the public generally or as disclosed in the Company's SEC Documents) that has not been disclosed in writing to the Lender that would reasonably be expected to have or result in a Material Adverse Effect.

j.   **Absence of Litigation.** There is no action, suit, proceeding, inquiry or investigation before or by any court, public board or body pending or, to the knowledge of the Company, threatened against or affecting the Company before or by any governmental authority or nongovernmental department, commission, board, bureau, agency or instrumentality or any other person, wherein an unfavorable decision, ruling or finding would have a Material Adverse Effect or which would adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under, any of the Transaction Agreements. The Company is not aware of any valid basis for any such claim that (either individually or in the aggregate with all other such events and circumstances) could reasonably be expected to have a Material Adverse Effect. There are no outstanding or unsatisfied judgments, orders, decrees, writs, injunctions or stipulations to which the Company is a party or by which it or any of its properties is bound, that involve the transaction contemplated herein or that, alone or in the aggregate, could reasonably be expect to have a Material Adverse Effect.

k.   **Absence of Events of Default.** Except as set forth in Section 3(e) hereof, (i) neither the Company nor any of its subsidiaries is in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material indenture, mortgage, deed of trust or other material agreement to which it is a party or by which its property is bound, and (ii) no Event of Default (or its equivalent term), as defined in the respective agreement to which the Company or its subsidiary is a party, and no event which, with the giving of notice or the passage of time or both, would become an Event of Default (or its equivalent term) (as so defined in such agreement), has occurred and is continuing, which would have a Material Adverse Effect.

l.   **Absence of Certain Company Control Person Actions or Events.** To the Company's knowledge, none of the following has occurred during the past five (5) years with respect to a Company Control Person:

(1) A petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such Company Control Person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such Company Control Person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such Company Control Person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i) acting, as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment

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company, bank, savings and loan association or insurance company, as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, any other Person regulated by the Commodity Futures Trading Commission ("CFTC") or engaging in or continuing any conduct or practice in connection with such activity;

(ii) engaging in any type of business practice; or

(iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) Such Company Control Person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such Company Control Person to engage in any activity described in paragraph (3) of this item, or to be associated with Persons engaged in any such activity; or

(5) Such Company Control Person was found by a court of competent jurisdiction in a civil action or by the CFTC or SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the CFTC or SEC has not been subsequently reversed, suspended, or vacated.

m. **No Undisclosed Liabilities or Events.** To the best of the Company's knowledge, the Company has no liabilities or obligations other than those disclosed in the Transaction Agreements or the Company's SEC Documents or those incurred in the ordinary course of the Company's business since the Last Audited Date, or which individually or in the aggregate, do not or would not have a Material Adverse Effect. No event or circumstances has occurred or exists with respect to the Company or its properties, business, operations, condition (financial or otherwise), or results of operations, which, under applicable law, rule or regulation, requires public disclosure or announcement prior to the date hereof by the Company but which has not been so publicly announced or disclosed. There are no proposals currently under consideration or currently anticipated to be under consideration by the Board of Directors or the executive officers of the Company which proposal would (x) change the articles or certificate of incorporation or other charter document or by-laws of the Company, each as currently in effect, with or without shareholder approval, which change would reduce or otherwise adversely affect the rights and powers of the shareholders of the Common Stock or (y) materially or substantially change the business, assets or capital of the Company, including its interests in subsidiaries.

n. **No Integrated Offering.** Neither the Company nor any of its Affiliates nor any Person acting on its or their behalf has, directly or indirectly, at any time since March 1, 2004, made any offer or sales of any security or solicited any offers to buy any security under circumstances that would eliminate the availability of the exemption from registration under Regulation D in connection with the offer and sale of the Securities as contemplated hereby.

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o.   **Dilution.** The Issued Shares and the number of shares issuable on exercise of the Warrants may have a dilutive effect on the ownership interests of the other shareholders (and Persons having the right to become shareholders) of the Company. The Company's executive officers and directors have studied and fully understand the nature of the Securities being sold hereby and recognize that they have such a potential dilutive effect. The board of directors of the Company has concluded, in its good faith business judgment, that such issuance is in the best interests of the Company. The Company specifically acknowledges that its obligation to issue the Warrant Shares upon exercise of the Warrants is binding upon the Company and enforceable regardless of the dilution such issuance may have on the ownership interests of other shareholders of the Company, and the Company will honor such obligations, including honoring every Notice of Exercise (as contemplated by the Warrants), unless the Company is subject to an injunction (which injunction was not sought by the Company) prohibiting the Company from doing so.

p.   **Recognition of Pledge Agreement and Pledged Shares.** The Company acknowledges that the execution and delivery of the Pledge Agreement, and the fulfillment o f the terms thereof, is a condition to the closing of the Transactions. The Company will recognize the terms of the Pledge Agreement and, as provided therein, the transfer of the Pledged Shares to the Lenders and will take no position or give the Transfer Agent any instructions which would be inconsistent with the rights of the Lenders to have the Pledged Shares transferred to the Lenders in accordance with the terms of the Pledge Agreement.

q.   **Fees to Brokers, Finders and Others.** Except for payment of the fees to the Finder's Compensation (as defined below) to the Finder, payment of which is the sole responsibility of the Company, the Company has taken no action which would give rise to any claim by any Person for brokerage commission, finder's fees or similar payments by Lender relating to this Agreement or the transactions contemplated hereby. Lender shall have no obligation with respect to such fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this paragraph that may be due in connection with the transactions contemplated hereby. The Company shall indemnify and hold harmless each of Lender, its employees, officers, directors, agents, and partners, and their respective Affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorney's fees) and expenses suffered in respect of any such claimed or existing fees, as and when incurred. The term "Finder's Compensation" means, in connection with the consummation of the transactions contemplated by this Agreement, a cash fee and expense allowance in the amount contemplated by the Joint Escrow Instructions.

r.   **Confirmation.** The Company confirms that all statements of the Company contained herein shall survive acceptance of this Agreement by the Lender. The Company agrees that, if any events occur or circumstances exist prior to the Closing Date or the release of the Loan Amount to the Company which would make any of the Company's representations, warranties, agreements or other information set forth herein materially untrue or materially inaccurate as of such date, the Company shall immediately notify the Lender (directly or through its counsel, if any) and the Escrow Agent in writing prior to such date of such fact, specifying which representation, warranty or covenant is affected and the reasons therefor.

4.   **CERTAIN COVENANTS AND ACKNOWLEDGMENTS.**

a.   **Transfer Restrictions.** The Lender acknowledges that (1) the Securities have not been and are not being registered under the provisions of the 1933 Act and, except as provided in the Registration Rights Provisions or otherwise included in an effective registration statement, the Shares have not been and are not being registered under the 1933 Act, and may not be transferred unless (A) subsequently registered thereunder or (B) the Lender shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, to the effect that the Securities to be sold or transferred may be sold or transferred pursuant to an exemption from such registration; (2) any sale of the Securities made in reliance on Rule 144 promulgated under the 1933 Act may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such Securities under circumstances in which the seller, or the Person through whom the sale is made, may be deemed to be an underwriter, as that term is used in the 1933 Act, may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (3) neither the Company nor any other Person is under any obligation to register the Securities (other than pursuant to the Registration Rights Provisions) under the 1933 Act or to comply with the terms and conditions of any exemption thereunder.

b.   **Restrictive Legend.** The Lender acknowledges and agrees that, until such time as the relevant Shares have been registered under the 1933 Act, as contemplated by the Registration Rights Provisions and sold in accordance with an effective Registration Statement or otherwise in accordance with another effective registration statement, the certificates and other instruments representing any of the Securities shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of any such Securities):

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

c.   **Filings**. The Company undertakes and agrees to make all necessary filings in connection with the sale of the Securities to the Lender under any United States laws and regulations applicable to the Company, or by any domestic securities exchange or trading market, and to provide a copy thereof to the Lender promptly after such filing.

d.   **Reporting Status**. So long as the Lender beneficially owns any of the Securities and for at least twenty (20) Trading Days thereafter, the Company shall file all reports required to be filed with the SEC pursuant to Section 13 or 15(d) of the 1934 Act, shall take all reasonable action under its control to ensure that adequate current public information with respect to the Company, as required in accordance with Rule 144(c)(2) of the 1933 Act, is publicly available, and shall not terminate its status as an issuer required to file reports under the 1934 Act even if the

1934 Act or the rules and regulations thereunder would permit such termination. The Company will take all reasonable action under its control to maintain the continued listing and quotation and trading of its Common Stock (including, without limitation, all Registrable Securities) on the Principal Trading Market or a listing on the NASDAQ/Small Cap or National Markets and, to the extent applicable to it, will comply in all material respects with the Company's reporting, filing and other obligations under the by-laws or rules of the Principal Trading Market and/or the National Association of Securities Dealers, Inc., as the case may be, applicable to it at least through the date which is sixty (60) days after the later of the date on which (x) all of the Notes have been converted or been paid in full or (y) all of the Warrants have been exercised or have expired.

   e.   **Use of Proceeds**. The Company will use the proceeds received hereunder (excluding amounts paid by the Company for legal and escrow fees or Finder's Compensation in connection with the sale of the Securities) for general corporate purposes.

   f.   **Warrants.** The Company agrees to issue to each Lender on the Closing Date transferable warrants (the "Warrants"), with cashless exercise rights (subject to certain conditions provided in the Warrants) for the purchase of 1.666667 shares of Common Stock for each $1 of Loan Amount. The exercise price of the Warrants will be equal to $0.50, subject to adjustment as provided in the Warrant. The Warrants will expire on the last day of the calendar month in which the fifth anniversary of the Closing Date occurs. Each of the Warrants shall be in the form annexed hereto as **Annex IV**, and shall have Registration Rights Provisions.

   g.   **Piggy-Back Rights; Rule 144**.

   (i)   The Holder shall have piggy-back registration rights with respect to the Registrable Securities (which term, for all purposes of this Section 4(g), includes shares issuable on the subsequent exercise of the Warrants) subject to the conditions set forth below. If the Company participates (whether voluntarily or by reason of an obligation to a third party) in the registration of any shares of the Company's stock (other than a registration on Form S-8 or on Form S-4), the Company shall give written notice thereof to the Holder and the Holder shall have the right, exercisable within ten (10) Trading Days after receipt of such notice, to demand inclusion of all or a portion of the Holder's Registrable Securities in such registration statement. If the Holder exercises such election, the Registrable Securities so designated shall be included in the registration statement (without any holdbacks) at no cost or expense to the Holder (other than any commissions, if any, relating to the sale of Holder's shares). Each Holder's rights under this Section 4(g)(i) shall expire at such time as such Holder can sell all of such Holder's remaining Registrable Securities under Rule 144 (as defined below) without volume or other restrictions or limit.

   (ii)   With a view to making available to the Holder the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit Holder to sell securities of the Company to the public without registration (collectively, "Rule 144"), the Company agrees to:

(a)   make and keep public information available, as those terms are understood and defined in Rule 144;

(b)   file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act; and

(c)   furnish to the Holder so long as such party owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) if not available on the SEC's EDGAR system, a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (iii) such other information as may be reasonably requested to permit the Holder to sell such securities pursuant to Rule 144 without registration; and

(d)   at the request of any Holder then holding Registrable Securities, give the Transfer Agent instructions (supported by an opinion of Company counsel, if required or requested by the Transfer Agent) to the effect that, upon the Transfer Agent's receipt from such Holder of

(i) a certificate (a "Rule 144 Certificate") certifying (A) that the Holder's holding period (as determined in accordance with the provisions of Rule 144) for the Shares which the Holder proposes to sell (the "Securities Being Sold") is not less than (1) year and (B) as to such other matters as may be appropriate in accordance with Rule 144 under the Securities Act, and

(ii) an opinion of counsel acceptable to the Company (for which purposes it is agreed that Krieger & Prager LLP shall be deemed acceptable if not given by Company counsel) that, based on the Rule 144 Certificate, Securities Being Sold may be sold pursuant to the provisions of Rule 144, even in the absence of an effective registration statement,

the Transfer Agent is to effect the transfer of the Securities Being Sold and issue to the buyer(s) or transferee(s) thereof one or more stock certificates representing the transferred Securities Being Sold without any restrictive legend and without recording any restrictions on the transferability of such shares on the Transfer Agent's books and records (except to the extent any such legend or restriction results from facts other than the identity of the relevant Holder, as the seller or transferor thereof, or the status, including any relevant legends or restrictions, of the shares of the Securities Being Sold while held by the Lender). If the Transfer Agent reasonably requires any additional documentation at the time of the transfer, the Company shall deliver or cause to be delivered all such reasonable additional documentation as may be necessary to effectuate the issuance of an unlegended certificate.

(iii)   Notwithstanding the foregoing, if at any time or from time to time after the date of effectiveness of the registration statement, the Company notifies the Holder in writing of the existence of a Potential Material Event (as defined below), the Holder shall not offer or sell any Registrable Securities, or engage in any other transaction involving or relating to the Registrable

Securities, from the time of the giving of notice with respect to a Potential Material Event until the Holder receives written notice from the Company that such Potential Material Event either has been disclosed to the public or no longer constitutes a Potential Material Event; provided, however, that the Company may not so suspend such right other than during a Permitted Suspension Period. The term "Potential Material Event" means any of the following: (i) the possession by the Company of material information not ripe for disclosure in a registration statement, which shall be evidenced by determinations in good faith by the Board of Directors of the Company that disclosure of such information in the registration statement would be detrimental to the business and affairs of the Company; or (ii) any material engagement or activity by the Company which would, in the good faith determination of the Board of Directors of the Company, be adversely affected by disclosure in a registration statement at such time, which determination shall be accompanied by a good faith determination by the Board of Directors of the Company that the registration statement would be materially misleading absent the inclusion of such information.

      h.   Available Shares. The Company shall have at all times authorized and reserved for issuance, free from preemptive rights, a number of shares (the "Minimum Available Shares") at least equal to one hundred percent (100%) of the number of shares issuable upon exercise of all outstanding Warrants held by all Holders (in each case, whether such Warrants were originally issued to the Holder, the Lender or to any other party). For the purposes of such calculations, the Company should assume that all such Warrants were then exercisable without regard to any restrictions which might limit any Holder's right to exercise any of the Warrants held by any Holder.

      i.   Publicity, Filings, Releases, Etc. Each of the parties agrees that it will not disseminate any information relating to the Transaction Agreements or the transactions contemplated thereby, including issuing any press releases, holding any press conferences or other forums, or filing any reports (collectively, "Publicity"), without giving the other party reasonable advance notice and an opportunity to comment on the contents thereof. Neither party will include in any such Publicity any statement or statements or other material to which the other party reasonably objects, unless in the reasonable opinion of counsel to the party proposing such statement, such statement is legally required to be included. In furtherance of the foregoing, the Company will provide to the Lender drafts of the applicable text of the first filing of a Current Report on Form 8-K or a Quarterly or Annual Report on Form 10-Q or 10-K intended to be made with the SEC which refers to the Transaction Agreements or the transactions contemplated thereby as soon as practicable (but at least two (2) Trading Days before such filing will be made) will not include in such filing any statement or statements or other material to which the other party reasonably objects, unless in the reasonable opinion of counsel to the party proposing such statement, such statement is legally required to be included. Notwithstanding the foregoing, each of the parties hereby consents to the inclusion of the text of the Transaction Agreements in filings made with the SEC as well as any descriptive text accompanying or part of such filing which is accurate and reasonably determined by the Company's counsel to be legally required. Notwithstanding, but subject to, the foregoing provisions of this Section 4(i), the Company will, after the Closing Date, promptly issue a press release and file a Current Report on Form 8-K or, if appropriate, a quarterly or annual report on the appropriate form, referring to the transactions contemplated by the Transaction Agreements.

j.   Independent Nature of Lenders' Obligations and Rights. The obligations of each Lender under the Transaction Agreements are several and not joint with the obligations of any other Lender, and no Lender shall be responsible in any way for the performance of the obligations of any Other Lender under any one or more of the Transaction Agreements. The decision of each Lender or Other Lender to purchase Securities pursuant to the Transaction Agreements has been made by such Lender independently of any Other Lender. Nothing contained herein or in any Transaction Agreement, and no action taken by any Lender pursuant thereto, shall be deemed to constitute any two or more Lenders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Lenders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Agreements. Each Lender acknowledges that no Other Lender has acted as agent for such Lender in connection with making its investment hereunder and that no Lender will be acting as agent of such Other Lender in connection with monitoring its investment in the Securities or enforcing its rights under the Transaction Agreements. Each Lender shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Agreements, and it shall not be necessary for any Other Lender to be joined as an additional party in any proceeding for such purpose. The Company acknowledges that each of the Lenders has been provided with the same Transaction Agreements for the purpose of closing a transaction with multiple Lenders and not because it was required or requested to do so by any Lender.

k.   Equal Treatment of Lenders. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of any of the Transaction Agreements unless the same consideration is also offered to all of the parties to the Transaction Agreements.

l.   Independent Investment Decision. No Lender has agreed to act with any Other Lender for the purpose of acquiring, holding, voting or disposing of the Securities purchased hereunder for purposes of Section 13(d) under the 1934 Act, and each Lender is acting independently with respect to its investment in the Securities. The decision of each Lender to purchase Securities pursuant to this Agreement has been made by such Lender independently of any other purchase and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or its subsidiaries which may have made or given by any Other Lender or by any agent or employee of any Other Lender, and no Lender or any of its agents or employees shall have any liability to any Other Lender (or any other person) relating to or arising from any such information, materials, statements or opinions.

5.   TRANSFER AGENT INSTRUCTIONS.

**a.   **The Company warrants that, with respect to the Securities, other than the stop transfer instructions to give effect to Section 4(a) hereof, it will give its transfer agent no instructions inconsistent with instructions to issue Common Stock from time to time upon exercise of the

Warrants in such amounts as specified from time to time by the Company to the transfer agent, bearing the restrictive legend specified in Section 4(b) of this Agreement prior to registration of the Shares under the 1933 Act, registered in the name of the Lender or its nominee and in such denominations to be specified by the Holder in connection with each exercise of the Warrants. Except as so provided, the Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Agreements. Nothing in this Section shall affect in any way the Lender's obligations and agreement to comply with all applicable securities laws upon resale of the Securities. If the Lender provides the Company with an opinion of counsel reasonably satisfactory to the Company that registration of a resale by the Lender of any of the Securities in accordance with clause (1)(B) of Section 4(a) of this Agreement is not required under the 1933 Act, the Company shall (except as provided in clause (2) of Section 4(a) of this Agreement) permit the transfer of the Securities and, in the case of the Warrant Shares, promptly instruct the Company's transfer agent to issue one or more certificates for Common Stock without legend in such name and in such denominations as specified by the Lender.

     b.   Subject to the provisions of this Agreement, the Company will permit the Lender to exercise the Warrants in the manner contemplated by the Warrants.

     c.   The Company will authorize the Transfer Agent to give information relating to the Company directly to the Holder or the Holder's representatives upon the request of the Holder or any such representative, to the extent such information relates to (i) the status of shares of Common Stock issued or claimed to be issued to the Holder in connection with a Notice of Exercise or transfer of Pledged Shares to the Holder, or (ii) the aggregate number of outstanding shares of Common Stock of all shareholders (as a group, and not individually) as of a current or other specified date. At the request of the Holder, the Company will provide the Holder with a copy of the authorization so given to the Transfer Agent.

     6.   **CLOSING DATE.**

     a.   The Closing Date shall occur on the date which is the first Trading Day after each of the conditions contemplated by Sections 7 and 8 hereof shall have either been satisfied or been waived by the party in whose favor such conditions run.

     b.   The closing of the Transactions shall occur on the Closing Date at the offices of the Escrow Agent and shall take place no later than 3:00 P.M., New York time, on such day or such other time as is mutually agreed upon by the Company and the Lender.

     c.   Notwithstanding anything to the contrary contained herein, the Escrow Agent will be authorized to release the Escrow Funds to the Company and to others and to release the other Escrow Property on the Closing Date upon satisfaction of the conditions set forth in Sections 7 and 8 hereof and as provided in the Joint Escrow Instructions.

7. CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

The Lender understands that the Company's obligation to sell the Notes, the Issued Shares and the Warrants to the Lender pursuant to this Agreement on the Closing Date is conditioned upon:

a. The execution and delivery of this Agreement by the Lender;

b. Delivery by the Lender to the Escrow Agent of good funds as payment in full of an amount equal to the Loan Amount in accordance with this Agreement;

c. The accuracy on such Closing Date of the representations and warranties of the Lender contained in this Agreement, each as if made on such date, and the performance by the Lender on or before such date of all covenants and agreements of the Lender required to be performed on or before such date; and

d. There shall not be in effect any law, rule or regulation prohibiting or restricting the transactions contemplated hereby, or requiring any consent or approval which shall not have been obtained.

8. CONDITIONS TO THE LENDER'S OBLIGATION TO PURCHASE.

The Company understands that the Lender's obligation to purchase the Notes, the Issued Shares and the Warrants on the Closing Date is conditioned upon:

a. The execution and delivery of this Agreement and the other Transaction Agreements by the Company;

b. Delivery by the Company to the Escrow Agent of the Certificates in accordance with this Agreement;

c. The execution and delivery of the Pledge Agreement by the Pledgor, together with an opinion of Pledgor's counsel substantially to the effect set forth in **Annex VIII** attached hereto;

d. The accuracy in all material respects on the Closing Date of the representations and warranties of the Company contained in this Agreement, each as if made on such date, and the performance by the Company on or before such date of all covenants and agreements of the Company required to be performed on or before such date;

e. On the Closing Date, the Lender shall have received an opinion of counsel for the Company, dated the Closing Date, in form, scope and substance reasonably satisfactory to the Lender, substantially to the effect set forth in **Annex III** attached hereto;

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f.   There shall not be in effect any law, rule or regulation prohibiting or restricting the transactions contemplated hereby, or requiring any consent or approval which shall not have been obtained; and

g.   From and after the date hereof to and including the Closing Date, each of the following conditions will remain in effect: (i) the trading of the Common Stock shall not have been suspended by the SEC or on the Principal Trading Market; (ii) trading in securities generally on the Principal Trading Market shall not have been suspended or limited; (iii) no minimum prices shall been established for securities traded on the Principal Trading Market; and (iv) there shall not have been any material adverse change in any financial market.

9.   INDEMNIFICATION AND REIMBURSEMENT.

a.   (i) The Company agrees to indemnify and hold harmless the Lender and its officers, directors, employees, and agents, and each Lender Control Person from and against any losses, claims, damages, liabilities or expenses incurred (collectively, "Damages"), joint or several, and any action in respect thereof to which the Lender, its partners, Affiliates, officers, directors, employees, and duly authorized agents, and any such Lender Control Person becomes subject to, resulting from, arising out of or relating to any misrepresentation, breach of warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of Company contained in this Agreement, as such Damages are incurred, except to the extent such Damages result primarily from Lender's failure to perform any covenant or agreement contained in this Agreement or the Lender's or its officer's, director's, employee's, agent's or Lender Control Person's gross negligence, recklessness or bad faith in performing its obligations under this Agreement.

(ii)   The Company hereby agrees that, if the Lender, other than by reason of its gross negligence, illegal or willful misconduct (in each case, as determined by a non-appealable judgment to such effect), (x) becomes involved in any capacity in any action, proceeding or investigation brought by any shareholder of the Company, in connection with or as a result of the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements, or if the Lender is impleaded in any such action, proceeding or investigation by any Person, or (y) becomes involved in any capacity in any action, proceeding or investigation brought by the SEC, any self-regulatory organization or other body having jurisdiction, against or involving the Company or in connection with or as a result of the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements, or (z) is impleaded in any such action, proceeding or investigation by any Person, then in any such case, the Company shall indemnify, defend and hold harmless the Lender from and against and in respect of all losses, claims, liabilities, damages or expenses resulting from, imposed upon or incurred by the Lender, directly or indirectly, and reimburse such Lender for its reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, as such expenses are incurred. The indemnification and reimbursement obligations of the Company under this paragraph shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any Affiliates of the Lender who are actually named in such action, proceeding or investigation, and partners, directors, agents, employees and Lender

Control Persons (if any), as the case may be, of the Lender and any such Affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Lender, any such Affiliate and any such Person. The Company also agrees that neither the Lender nor any such Affiliate, partner, director, agent, employee or Lender Control Person shall have any liability to the Company or any Person asserting claims on behalf of or in right of the Company in connection with or as a result of the consummation of this Agreement or the other Transaction Agreements, except as may be expressly and specifically provided in or contemplated by this Agreement.

    b. All claims for indemnification by any Indemnified Party (as defined below) under this Section shall be asserted and resolved as follows:

    (i) In the event any claim or demand in respect of which any Person claiming indemnification under any provision of this Section (an "Indemnified Party") might seek indemnity under paragraph (a) of this Section is asserted against or sought to be collected from such Indemnified Party by a Person other than a party hereto or an Affiliate thereof (a "Third Party Claim"), the Indemnified Party shall deliver a written notification, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party's claim for indemnification that is being asserted under any provision of this Section against any Person (the "Indemnifying Party"), together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such Third Party Claim (a "Claim Notice") with reasonable promptness to the Indemnifying Party. If the Indemnified Party fails to provide the Claim Notice with reasonable promptness after the Indemnified Party receives notice of such Third Party Claim, the Indemnifying Party shall not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim to the extent that the Indemnifying Party's ability to defend has been prejudiced by such failure of the Indemnified Party. The Indemnifying Party shall notify the Indemnified Party as soon as practicable within the period ending thirty (30) calendar days following receipt by the Indemnifying Party of either a Claim Notice or an Indemnity Notice (as defined below) (the "Dispute Period") whether the Indemnifying Party disputes its liability or the amount of its liability to the Indemnified Party under this Section and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim. The following provisions shall also apply.

    (x) If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this paragraph (b) of this Section, then the Indemnifying Party shall have the right to defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings shall be vigorously and diligently prosecuted by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party in the case of any settlement that provides for any relief other than the payment of monetary damages or that provides for the payment of monetary damages as to which the Indemnified Party shall not be

indemnified in full pursuant to paragraph (a) of this Section). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party's delivery of the notice referred to in the first sentence of this subparagraph (x), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate protect its interests; and provided further, that if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third Party Claim that the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this subparagraph (x), and except as provided in the preceding sentence, the Indemnified Party shall bear its own costs and expenses with respect to such participation. Notwithstanding the foregoing, the Indemnified Party may take over the control of the defense or settlement of a Third Party Claim at any time if it irrevocably waives its right to indemnity under paragraph (a) of this Section with respect to such Third Party Claim.

(y) If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to paragraph (b) of this Section, or if the Indemnifying Party gives such notice but fails to prosecute vigorously and diligently or settle the Third Party Claim, or if the Indemnifying Party fails to give any notice whatsoever within the Dispute Period, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted by the Indemnified Party in a reasonable manner and in good faith or will be settled at the discretion of the Indemnified Party (with the consent of the Indemnifying Party, which consent will not be unreasonably withheld). The Indemnified Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting. Notwithstanding the foregoing provisions of this subparagraph (y), if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its liability or the amount of its liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party in the manner provided in subparagraph(z) below, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party's defense pursuant to this subparagraph (y) or of the Indemnifying Party's participation therein at the Indemnified Party's request, and the Indemnified Party shall reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation. The Indemnifying Party may

participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this subparagraph (y), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(z) If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability or the amount of its liability to the Indemnified Party with respect to the Third Party Claim under paragraph (a) of this Section or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its liability or the amount of its liability to the Indemnified Party with respect to such Third Party Claim, the amount of Damages specified in the Claim Notice shall be conclusively deemed a liability of the Indemnifying Party under paragraph (a) of this Section and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability or the amount of its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute; provided, however, that if the dispute is not resolved within thirty (30) days after the Claim Notice, the Indemnifying Party shall be entitled to institute such legal action as it deems appropriate.

(ii) In the event any Indemnified Party should have a claim under paragraph (a) of this Section against the Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver a written notification of a claim for indemnity under paragraph (a) of this Section specifying the nature of and basis for such claim, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such claim (an "Indemnity Notice") with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party's rights hereunder except to the extent that the Indemnifying Party demonstrates that it has been irreparably prejudiced thereby. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim or the amount of the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim or the amount of the claim described in such Indemnity Notice, the amount of Damages specified in the Indemnity Notice will be conclusively deemed a liability of the Indemnifying Party under paragraph (a) of this Section and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability or the amount of its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute; provided, however, that it the dispute is not resolved within thirty (30) days after the Claim Notice, the Indemnifying Party shall be entitled to institute such legal action as it deems appropriate.

c. The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar rights of the indemnified party against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to.

10. **JURY TRIAL WAIVER.** The Company and the Lender hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the Parties hereto against the other in respect of any matter arising out or in connection with the Transaction Agreements.

11. **GOVERNING LAW: MISCELLANEOUS.**

a. (i) This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the exclusive jurisdiction of the federal courts whose districts encompass any part of the County of New York or the state courts of the State of New York sitting in the County of New York in connection with any dispute arising under this Agreement or any of the other Transaction Agreements and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on *forum non conveniens*, to the bringing of any such proceeding in such jurisdictions or to any claim that such venue of the suit, action or proceeding is improper. To the extent determined by such court, the Company shall reimburse the Lender for any reasonable legal fees and disbursements incurred by the Lender in enforcement of or protection of any of its rights under any of the Transaction Agreements. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

(ii) The Company and the Lender acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the other Transaction Agreements were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and the other Transaction Agreements and to enforce specifically the terms and provisions hereof and thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

b. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

c. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto.

d. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

e. A facsimile transmission of this signed Agreement shall be legal and binding on all parties hereto.

f. This Agreement may be signed in one or more counterparts, each of which shall be deemed an original.

g.   The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

h.   If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

i.   This Agreement may be amended only by an instrument in writing signed by the party to be charged with enforcement thereof.

j.   This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof.

12.   **NOTICES.** Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given on the earliest of

(a) the date delivered, if delivered by personal delivery as against written receipt therefor or by confirmed facsimile transmission,

(b) the fifth Trading Day after deposit, postage prepaid, in the United States Postal Service by registered or certified mail, or

(c) the third Trading Day after mailing by domestic or international express courier, with delivery costs and fees prepaid,

in each case, addressed to each of the other parties thereunto entitled at the following addresses (or at such other addresses as such party may designate by ten (10) days' advance written notice similarly given to each of the other parties hereto):

COMPANY: At the address set forth at the head of this Agreement.
Attn: President
Telephone No.: (941) 917-0788
Telecopier No.: (941)   -

with a copy to:

Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21st Floor
NewYork, NY 10018
Attn: Darrin Ocasio, Esq.
Telephone No.: (212) 930-9700
Telecopier No.: (212) 930-9725

LENDER: At the address set forth on the signature page of this Agreement.

with a copy to:

Krieger & Prager LLP, Esqs.
39 Broadway
Suite 1440
New York, NY 10006
Attn: Ronald J. Nussbaum, Esq.
Telephone No.: (212) 363-2900
Telecopier No. (212) 363-2999

ESCROW AGENT: Krieger & Prager LLP, Esqs.
39 Broadway
Suite 1440
New York, NY 10006
Attn: Samuel Krieger, Esq.
Telephone No.: (212) 363-2900
Telecopier No. (212) 363-2999

       13.   SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The Company's and the Lender's representations and warranties herein shall survive the execution and delivery of this Agreement and the delivery of the Certificates and the payment of the Loan Amount, and shall inure to the benefit of the Lender and the Company and their respective successors and assigns.

       IN WITNESS WHEREOF, with respect to the Loan Amount specified below, this Agreement has been duly executed by the Lender and the Company as of the date set first above written.

LOAN AMOUNT: $300,000.00

<u>**LENDER:**</u>

5 St. Kilda Road   **HAZINU LTD.**
Victoria, Australia   Printed Name of Lender

Telephone No. 011-61-3-952-53777   By: _____
Telecopier No. _____   (Signature of Authorized Person)

_____   _____
                                Printed Name and Title

Jurisdiction of Incorporation
or Organization

COMPANY

INFINIUM LABS, INC.

By: _____
(Signature of Authorized Person)

_____
Printed Name and Title

ANNEX I	FORM OF NOTE
ANNEX II	JOINT ESCROW INSTRUCTIONS
ANNEX III	OPINION OF COUNSEL OF COMPANY
ANNEX IV	FORM OF WARRANT
ANNEX V	COMPANY DISCLOSURE MATERIALS
ANNEX VI	COMPANY'S SEC DOCUMENTS AVAILABLE ON EDGAR
ANNEX VII	PLEDGE AGREEMENT
ANNEX VIII	OPINION OF COUNSEL OF PLEDGOR

Exhibit 4.2

ANNEX I
TO
BRIDGE LOAN AGREEMENT
<PROTOTYPE FOR EACH ISSUANCE>

FORM OF NOTE

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

US $300,000.00

INFINIUM LABS, INC.

10% SECURED PROMISSORY NOTE DUE DECEMBER 31, 2004

FOR VALUE RECEIVED, **INFINIUM LABS, INC.**, a corporation organized and existing under the laws of the State of Delaware (the "Company"), promises to pay to **HAZINU LTD.** the registered holder hereof (the "Holder"), the principal sum of Three Hundred Thousand and 00/100 Dollars (US $300,000.00) on the Maturity Date (as defined below) and to pay interest on the principal sum outstanding from time to time in arrears at the rate of 10% per annum (computed on the basis of the actual number of days elapsed and a year of 365 days), accruing from October 21, 2004, the date of initial issuance of this Note (the "Issue Date"), to the date of payment. Such interest shall be payable on the date which is the earlier of (i) the Maturity Date, or (ii) the date of any prepayment of principal permitted hereunder. Accrual of interest shall commence on the Issue Date and shall continue to accrue on a daily basis until payment in full of the principal sum has been made or duly provided for (whether before or after the Maturity Date).

This Note is being issued pursuant to the terms of the Bridge Loan Agreement, dated as of October 20, 2004 (the "Loan Agreement"), to which the Company and the Holder (or the Holder's predecessor in interest) are parties. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement.

This Note is subject to the following additional provisions:

1.   The term "Maturity Date" means the earliest to occur of (x) December 31, 2004, (y) the date on which the Company consummates a financing or funding transaction for the Target Funding Amount (as defined below), whether or not such transaction is effected in connection with the current or future issuance of securities or (z) the second Trading Day following the date on

which the Company files with the SEC a registration statement for the sale of shares of Common Stock by the Company or by certain shareholders of the Company (such registration statement being subject to the provisions of Section 4(g)(i) of the Securities Purchase Agreement). The term "Target Funding Amount" means Gross Proceeds (as defined below), which when added to the Gross Proceeds of any other financing of funding transactions consummated by the Company after the Issue Date, equals or exceeds $200,000; provided, however, that if such Gross Proceeds, when added to such other Gross Proceeds, is less than the then outstanding principal and accrued interest on this Note, the Maturity Date shall only apply to the aggregate of such Gross Proceeds less amounts, if any, previously applied in payment of this Note, and the balance of the Note, after application of the payment actually made to the Holder, shall remain due and payable in accordance with the terms hereof. The term "Gross Proceeds" means the gross proceeds of a financing or funding transaction which are payable, directly or indirectly, to the Company (x) before deduction of any fees or expenses incurred by the Company in connection therewith, or (y) if any such fees or expenses are paid by a third party, including the investor or lender, after adding the amount of such fees or expenses to the gross proceeds otherwise payable to the Company.

2.   (i)   This Note may be prepaid in whole or in part at any time prior to the Maturity Date, without penalty. Any payment shall be applied as provided in Section 3.

        (ii)   TIME IS OF THE ESSENCE WITH RESPECT TO ANY PAYMENT DUE HEREUNDER. The Company shall be in default hereunder if any payment is not made in a timely manner, without any right to cure unless such right to cure is granted by the Holder in each instance, which consent shall be in the sole discretion of the Holder and may be withheld for any reason or for no reason whatsoever.

3.   Any payment made on account of the Note shall be applied in the following order of priority: (i) first, to any amounts due hereunder other than principal and accrued interest, (ii) then, to accrued interest through and including the date of payment, and (iii) then, to principal of this Note.

4.   All payments contemplated hereby to be made "in cash" shall be made in immediately available good funds of United States of America currency by wire transfer to an account designated in writing by the Holder to the Company (which account may be changed by notice similarly given). For purposes of this Note, the phrase "date of payment" means the date good funds are received in the account designated by the notice which is then currently effective.

5.   Subject to the terms of the Loan Agreement, no provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Note at the time, place, and rate, and in the coin or currency, as herein prescribed. This Note is direct obligations of the Company.

6.   (i)   As evidenced by his signature below, the Guarantor (as defined below; sometimes also referred to as the "Pledgor") is personally guarantying to the Holder the timely and full fulfillment of all of the obligations of the Company under this Note (each, an "Obligation" and collectively, the "Obligations") on the terms provided above and in the Personal Guarantee attached

to this Note. Such guaranty is further evidenced by the Personal Guarantee of Guarantor (the "Guarantee") attached hereto executed by the Guarantor in favor of and delivered to the Holder.

(ii)   The term "Guarantor" means Timothy M. Roberts, an officer and director of the Company.

(iii)   The obligations of the Company under this Note and of the Guarantor under the Guarantee are secured under the terms of the Pledge Agreement, to which the Holder and the Pledgor are parties, the terms of which are incorporated herein by reference, by a pledge of 3,000,000 shares of the Company's Common Stock, of which the Guarantor is the record and beneficial owner.

7.   Except as provided in Section 6 above, no recourse shall be had for the payment of the principal of, or the interest on, this Note, or for any claim based hereon, or otherwise in respect hereof, against any incorporator, shareholder, officer or director, as such, past, present or future, of the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

8.   The Holder of the Note, by acceptance hereof, agrees that this Note is being acquired for investment and that such Holder will not offer, sell or otherwise dispose of this Note except under circumstances which will not result in a violation of the Securities Act of 1933, as amended, or any applicable state Blue Sky or foreign laws or similar laws relating to the sale of securities.

9.   Any notice given by any party to the other with respect to this Note shall be given in the manner contemplated by the Loan Agreement in the section entitled "Notices."

10.   This Note shall be governed by and construed in accordance with the laws of the State of New York. Each of the parties consents to the exclusive jurisdiction of the federal courts whose districts encompass any part of the County of New York or the state courts of the State of New York sitting in the County of New York in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on *forum non coveniens*, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Holder in enforcement of or protection of any of its rights under any of this Note.

11.   **JURY TRIAL WAIVER.** The Company and the Holder hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the Parties hereto against the other in respect of any matter arising out of or in connection with this Note.

12. The following shall constitute an "Event of Default":

    a.   The Company shall default in the payment of any amount due on this Note, time being of the essence; or

    b.   Any of the representations or warranties made by the Company herein, in the Loan Agreement or any of the other Transaction Agreements shall be false or misleading in any material respect at the time made; or

    c.   The Company shall (1) make an assignment for the benefit of creditors or commence proceedings for its dissolution; or (2) apply for or consent to the appointment of a trustee, liquidator or receiver for its or for a substantial part of its property or business; or

    d.   A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent; or

    e.   Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company; or

    f.   Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company.

If an Event of Default shall have occurred, then, or at any time thereafter, and in each and every such case, unless such Event of Default shall have been waived in writing by the Holder (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Holder and in the Holder's sole discretion, the Holder may consider this Note immediately due and payable (and the Maturity Date shall be accelerated accordingly), without presentment, demand, protest or notice of any kinds, all of which are hereby expressly waived, anything herein or in any note or other instruments contained to the contrary notwithstanding, and interest shall accrue on the total amount due (the "Default Amount") on the date of the Event of Default (the "Default Date") at the rate of 18% per annum or the maximum rate allowed by law, whichever is lower, from the Default Date until the date payment is made, and the Holder may immediately enforce any and all of the Holder's rights and remedies provided herein or any other rights or remedies afforded by law.

13. In the event for any reason, any payment by or act of the Company or the Holder shall result in payment of interest which would exceed the limit authorized by or be in violation of the law of the jurisdiction applicable to this Note, then *ipso facto* the obligation of the Company to pay interest or perform such act or requirement shall be reduced to the limit authorized under such law, so that in no event shall the Company be obligated to pay any such interest, perform any such act or be bound by any requirement which would result in the payment of interest in excess of the limit so authorized. In the event any payment by or act of the Company shall result in the extraction of a rate

of interest in excess of a sum which is lawfully collectible as interest, then such amount (to the extent of such excess not returned to the Company) shall, without further agreement or notice between or by the Company or the Holder, be deemed applied to the payment of principal, if any, hereunder immediately upon receipt of such excess funds by the Holder, with the same force and effect as though the Company had specifically designated such sums to be so applied to principal and the Holder had agreed to accept such sums as an interest-free prepayment of this Note. If any part of such excess remains after the principal has been paid in full, whether by the provisions of the preceding sentences of this Section or otherwise, such excess shall be deemed to be an interest-free loan from the Company to the Holder, which loan shall be payable immediately upon demand by the Company. The provisions of this Section shall control every other provision of this Note.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized this ___th day of October, 2004.

INFINIUM LABS, INC.

By:_____

_____
(Print Name)

_____
(Title)

PERSONAL GUARANTEE OF GUARANTOR

The undersigned has executed the attached Personal Guarantee.

_____
Timothy M. Roberts

PERSONAL GUARANTEE OF GUARANTOR

Reference is made to the 10% Secured Promissory Note, dated October 21, 2004 (the "Note") of Infinium Labs, Inc. to Hazinu Ltd. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Note.

To induce the Holder to make the loan to the Company contemplated by the Loan Agreement, the Guarantor (sometimes referred to as the "Pledgor") hereby unconditionally personally guarantees to the Holder the timely and full fulfillment of all of the obligations of the Company under the above Note (each, an "Obligation" and collectively, the "Obligations") on the terms provided above their signatures.

The guaranty provided by the Guarantor hereby is referred to as the "Guarantee."

The Guarantor agrees that the Holder may proceed against the Guarantor alone on account of this Guarantee without any obligation to proceed against or to exhaust any remedies against the Company or against any other Party.

Guarantor is an officer and director of the Company. Guarantor represents to the Holder that he has determined that it is in his best interest to execute and deliver this Guarantee.

Guarantor agrees that the Holder may extend or modify the terms of the Obligations with the Company without the prior consent of the Guarantor, but the terms of this Guarantee shall continue to apply to the Obligations as so extended or modified. Except to the extent that the Guarantor actually fulfills any of the Obligations, no Guarantee by the Guarantor or any other guarantor shall reduce or modify the obligations of the Company or any other Party hereunder or under any of the Transaction Documents.

Guarantor represents to the Holder that this Guarantee is the valid and binding agreement of the Guarantor, enforceable in accordance with its terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium and other similar laws affecting the enforcement of creditors' rights generally.

The provisions of Section 6 of the Note are incorporated herein by reference as if set forth herein in full.

Guarantor agrees that the provisions of Sections 9, 10 and 11 of the Note apply to the Guarantor, as if it were the Company named therein.

Guarantor acknowledges that it is aware that Holder is explicitly relying on the execution and delivery of this Guarantee by such Guarantor and on the enforceability of this Guarantee against such Guarantor in making the determination to enter into the Loan Agreement and to consummate the loan transaction contemplated thereby.

IN WITNESS WHEREOF, Guarantor has executed and delivered this Guarantee as of the 21st day of October, 2004.

_____
Timothy M. Roberts

Acknowledged
INFINIUM LABS, INC.

By:_____

Exhibit 4.3

FORM OF WARRANT

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

INFINIUM LABS, INC.

COMMON STOCK PURCHASE WARRANT

1.   Issuance. In consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by **INFINIUM LABS, INC.**, a Delaware corporation (the "Company"), **HAZINU LTD.** or registered assigns (the "Holder") is hereby granted the right to purchase at any time, on or after the Commencement Date (as defined below) until 5:00 P.M., New York City time, on October 31, 2009 (the "Expiration Date"), Five Hundred Thousand (500,000) fully paid and nonassessable shares of the Company's Common Stock, $0.001 par value per share (the "Common Stock"), at an initial exercise price per share (the "Exercise Price") of $0.50 per share, subject to further adjustment as set forth herein. This Warrant is being issued pursuant to the terms of that certain Bridge Loan Agreement, dated as of October 20, 2004 (the "Agreement"), to which the Company and Holder (or Holder's predecessor in interest) are parties. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement. This Warrant was originally issued to the Holder of the Holder's predecessor in interest on October 21, 2004 (the "Issue Date").

2.   Exercise of Warrants.

2.1   General.

(a) This Warrant is exercisable in whole or in part at any time and from time to time commencing on the Commencement Date. Such exercise shall be effectuated by submitting to the Company (either by delivery to the Company or by facsimile transmission as provided in Section 9 hereof) a completed and duly executed Notice of Exercise (substantially in the form attached to this Warrant Certificate) as provided in the Notice of Exercise (or revised by notice given by the Company as contemplated by the Section headed "NOTICES" in the Agreement). The date such Notice of Exercise is faxed to the Company shall be the "Exercise Date," provided that, if such exercise represents the full exercise of the outstanding balance of the Warrant, the Holder of this Warrant tenders this Warrant Certificate to the Company within five (5) Trading Days thereafter. The Notice of Exercise shall be executed by the Holder of this Warrant and shall indicate the number of shares then being purchased pursuant to such exercise.

(b) The Exercise Price per share of Common Stock for the shares then being exercised shall be payable, at the election of the Holder, in cash or by certified or official bank check or by wire transfer in accordance with instructions provided by the Company at the request of the Holder.

(c) Upon the appropriate payment of the Exercise Price for the shares of Common Stock purchased, together with the surrender of this Warrant Certificate (if required), the Holder shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. Subject to the provisions of Section 2.1(f) hereof, the Company shall deliver such certificates representing the Warrant Shares in accordance with the instructions of the Holder as provided in the Notice of Exercise (the certificates delivered in such manner, the "Warrant Share Certificates") within three (3) Trading Days (such third Trading Day, a "Warrant Share Delivery Date") of the later of the Exercise Date or the date the payment of the Exercise Price for the relevant Warrant Shares is received by the Company.

(d) The Holder shall be deemed to be the holder of the shares issuable to it in accordance with the provisions of this Section 2.1 on the Exercise Date.

(e) In lieu of delivering physical certificates representing the Common Stock issuable upon conversion, provided the Company's transfer agent is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer program, upon request of the Holder and its compliance with the provisions contained in this paragraph, so long as the certificates therefor do not bear a legend and the Holder thereof is not obligated to return such certificate for the placement of a legend thereon, the Company shall use its best efforts to cause its transfer agent to electronically transmit the Common Stock issuable upon conversion to the Holder by crediting the account of Holder's Prime Broker with DTC through its Deposit Withdrawal Agent Commission system.

2.2   Limitation on Exercise. Notwithstanding the provisions of this Warrant, the Agreement or of the other Transaction Agreements, in no event (except (i) as specifically provided in this Warrant as an exception to this provision, (ii) during the forty-five (45)

day period prior to the Expiration Date, or (iii) while there is outstanding a tender offer for any or all of the shares of the Company's Common Stock) shall the Holder be entitled to exercise this Warrant, or shall the Company have the obligation to issue shares upon such exercise of all or any portion of this Warrant to the extent that, after such exercise the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of the Warrants or other rights to purchase Common Stock or through the ownership of the unconverted portion of convertible securities), and (2) the number of shares of Common Stock issuable upon the exercise of the Warrants with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the Holder upon such exercise). For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), except as otherwise provided in clause (1) of such sentence. The Holder, by its acceptance of this Warrant, further agrees that if the Holder transfers or assigns any of the Warrants to a party who or which would not be considered such an affiliate, such assignment shall be made subject to the transferee's or assignee's specific agreement to be bound by the provisions of this Section 2.2 as if such transferee or assignee were the original Holder hereof.

2.3   Certain Definitions. As used herein, each of the following terms has the meaning set forth below, unless the context otherwise requires:

"Commencement Date" means the date which is the earlier of (i) sixty-five (65) days after the Issue Date or (ii) the date on which the Registration Statement is declared effective.

3.   Reservation of Shares. The Company hereby agrees that at all times during the term of this Warrant there shall be reserved for issuance upon exercise of this Warrant, one hundred percent (100%) of the number of shares of its Common Stock as shall be required for issuance of the Warrant Shares for the then unexercised portion of this Warrant. For the purposes of such calculations, the Company should assume that the outstanding portion of this Warrants were exercisable in full at any time, without regard to any restrictions which might limit the Holder's right to exercise any portion of this Warrant held by the Holder.

4.   Mutilation or Loss of Warrant. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) receipt of reasonably satisfactory indemnification, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen, destroyed or mutilated Warrant shall thereupon become void.

5.   Rights of the Holder. The Holder shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of the Holder are

limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

6. <u>Protection Against Dilution and Other Adjustments</u>.

6.1 <u>Adjustment Mechanism</u>. If an adjustment of the Exercise Price is required pursuant to this Section 6, the Holder shall be entitled to purchase such number of shares of Common Stock as will cause (i) (x) the total number of shares of Common Stock Holder is entitled to purchase pursuant to this Warrant following such adjustment, multiplied by (y) the adjusted Exercise Price per share, to equal the result of (ii) (x) the dollar amount of the total number of shares of Common Stock Holder is entitled to purchase before adjustment, multiplied by (y) the total Exercise Price before adjustment.[1]

6.2 <u>Capital Adjustments</u>. In case of any stock split or reverse stock split, stock dividend, reclassification of the Common Stock, recapitalization, merger or consolidation (where the Company is not the surviving entity), the provisions of this Section 6 shall be applied as if such capital adjustment event had occurred immediately prior to the date of this Warrant and the original Exercise Price had been fairly allocated to the stock resulting from such capital adjustment; and in other respects the provisions of this Section shall be applied in a fair, equitable and reasonable manner so as to give effect, as nearly as may be, to the purposes hereof. A rights offering to stockholders shall be deemed a stock dividend to the extent of the bargain purchase element of the rights. The Company will not effect any consolidation or merger, unless prior to the consummation thereof, the successor or acquiring entity (if other than the Company) and, if an entity different from the successor or acquiring entity, the entity whose capital stock or assets the holders of the Common Stock of the Company are entitled to receive as a result of such consolidation or merger assumes by written instrument the obligations under this Warrant (including under this Section 6) and the obligations to deliver to the holder of this Warrant such shares of stock, securities or assets as, in accordance with the foregoing provisions, the holder may be entitled to acquire.

6.3 <u>Adjustment for Spin Off</u>. If, for any reason, prior to the exercise of this Warrant in full, the Company spins off or otherwise divests itself of a material part of its business or operations or disposes all or of a part of its assets in a transaction (the "Spin Off") in which the Company does not receive compensation for such business, operations or assets, but causes securities of another entity (the "Spin Off Securities") to be issued to security holders of the Company, then the Company shall cause (i) to be reserved Spin Off Securities equal to the number thereof which would have been issued to the Holder had all of the Holder's unexercised Warrants

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[1]Example: Assume 10,000 shares remain under Warrant at original stated Exercise Price of US$0.50. Total exercise price (clause (y) in text) is (i) 10,000 x (ii) US$0.50, or US$5,000. Company effects 2:1 stock split. Exercise Price is adjusted to US$0.25. Number of shares covered by Warrant is adjusted to 20,000, because (applying clause (x) in text) (i) 20,000 x (ii) US$0.25 = US$5,000.

outstanding on the record date (the "Record Date") for determining the amount and number of Spin Off Securities to be issued to security holders of the Company (the "Outstanding Warrants") been exercised as of the close of business on the Trading Day immediately before the Record Date (the "Reserved Spin Off Shares"), and (ii) to be issued to the Holder on the exercise of all or any of the Outstanding Warrants, such amount of the Reserved Spin Off Shares equal to (x) the Reserved Spin Off Shares, multiplied by (y) a fraction, of which (I) the numerator is the amount of the Outstanding Warrants then being exercised, and (II) the denominator is the amount of the Outstanding Warrants.

7.   Transfer to Comply with the Securities Act; Registration Rights.

7.1   Transfer. This Warrant has not been registered under the Securities Act of 1933, as amended, (the "1933 Act") and has been issued to the Holder for investment and not with a view to the distribution of either the Warrant or the Warrant Shares. Neither this Warrant nor any of the Warrant Shares or any other security issued or issuable upon exercise of this Warrant may be sold, transferred, pledged or hypothecated in the absence of an effective registration statement under the 1933 Act relating to such security or an opinion of counsel satisfactory to the Company that registration is not required under the 1933 Act. Each certificate for the Warrant, the Warrant Shares and any other security issued or issuable upon exercise of this Warrant shall contain a legend on the face thereof, in form and substance satisfactory to counsel for the Company, setting forth the restrictions on transfer contained in this Section.

7.2   Registration Rights.   Reference is made to Registration Rights Provisions in Section 4(g) of the Securities Purchase Agreement, the terms of which are incorporated herein by reference.

8.   Buy-In Amount.

(a)   If, by the relevant Warrant Share Delivery Date, the Company fails for any reason to deliver the relevant Warrant Share Certificates, and after such Warrant Share Delivery Date, the Holder who has exercised this Warrant (an "Exercising Holder") purchases, in an arm's-length open market transaction or otherwise, shares of Common Stock (the "Covering Shares") in order to make delivery in satisfaction of a sale of Common Stock by the Exercising Holder (the "Sold Shares"), which delivery such Exercising Holder anticipated to make using the shares to be issued upon such exercise (a "Buy-In"), the Exercising Holder shall have the right to require the Company to pay to the Exercising Holder, in addition to and not in lieu of all other amounts contemplated in other provisions of the Transaction Agreements, the Warrant Share Buy-In Adjustment Amount (as defined below). The Company shall pay the Warrant Share Buy-In Adjustment Amount to the Exercising Holder in immediately available funds immediately upon demand by the Exercising Holder.

(b)   The term "Warrant Share Buy-In Adjustment Amount" means the amount equal to the excess, if any, of (i) the Exercising Holder's total purchase price (including brokerage commissions, if any) for the Covering Shares over (ii) the net proceeds (after brokerage

commissions, if any) received by the Exercising Holder from the sale of the Sold Shares. By way of illustration and not in limitation of the foregoing, if the Exercising Holder purchases shares of Common Stock having a total purchase price (including brokerage commissions) of $11,000 to cover a Buy-In with respect to shares of Common Stock it sold for net proceeds of $10,000, the Warrant Share Buy-In Adjustment Amount which the Company will be required to pay to the Exercising Holder will be $1,000.

9.   Notices. Any notice required or permitted hereunder shall be given in manner provided in the Section headed "NOTICES" in the Agreement, the terms of which are incorporated herein by reference.

10.   Supplements and Amendments; Whole Agreement. This Warrant may be amended or supplemented only by an instrument in writing signed by the parties hereto. This Warrant contains the full understanding of the parties hereto with respect to the subject matter hereof and thereof and there are no representations, warranties, agreements or understandings other than expressly contained herein and therein.

11.   Governing Law. (a)   This Warrant shall be governed by and construed in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the exclusive jurisdiction of the federal courts whose districts encompass any part of the County of New York or the state courts of the State of New York sitting in the County of New York in connection with any dispute arising under this Warrant and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on *forum non coveniens*, to the bringing of any such proceeding in such jurisdictions or to any claim that such venue of the suit, action or proceeding is improper. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Holder in enforcement of or protection of any of its rights under this Warrant. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

(b)   The Company and the Holder acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Warrant were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Warrant and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

12.   **JURY TRIAL WAIVER.**   The Company and the Holder hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the Parties hereto against the other in respect of any matter arising out or in connection with this Warrant.

13.   Remedies. The Company stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Company in the performance of

or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

14.   Counterparts. This Warrant may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[Balance of page intentionally left blank]

15.   Descriptive Headings. Descriptive headings of the several Sections of this Warrant are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the 21st day of October, 2004.

INFINIUM LABS, INC.

By: _____

_____
(Print Name)

_____
(Title)

NOTICE OF EXERCISE OF WARRANT

TO: INFINIUM LABS, INC.   VIA TELECOPIER TO:
       2033 Main Street, Suite 1309   (941)   - Sarasota, FL 34237
       Attn: President

The undersigned hereby irrevocably elects to exercise the right, represented by the Warrant Certificate for the above-referenced Class, dated as of _____, 20___ , to purchase _____ shares of the Common Stock, $0.0001 par value ("Common Stock"), of **INFINIUM LABS, INC.** and tenders herewith payment in accordance with Section 2 of said Common Stock Purchase Warrant, as follows:

☐   CASH:$ _____ = (Exercise Price x Exercise Shares)

        Payment is being made by:
            ☐   enclosed check
            ☐   wire transfer
            ☐   other

It is the intention of the Holder to comply with the provisions of Section 2.2 of the Warrant regarding certain limits on the Holder's right to exercise thereunder. Based on the analysis on the attached Worksheet Schedule, the Holder believes this exercise complies with the provisions of said Section 2.2. Nonetheless, to the extent that, pursuant to the exercise effected hereby, the Holder would have more shares than permitted under said Section, this notice should be amended and revised, ab initio, to refer to the exercise which would result in the issuance of shares consistent with such provision. Any exercise above such amount is hereby deemed void and revoked.

As contemplated by the Warrant, this Notice of Conversion is being sent by facsimile to the telecopier number and officer indicated above.

If this Notice of Exercise represents the full exercise of the outstanding balance of the Warrant, the Holder either (1) has previously surrendered the Warrant to the Company or (2) will surrender (or cause to be surrendered) the Warrant to the Company at the address indicated above by express courier within five (5) Trading Days after delivery or facsimile transmission of this Notice of Exercise.

The certificates representing the Warrant Shares should be transmitted by the Company to the Holder

10/14/04

☐   via express courier, or

☐   by electronic transfer

after receipt of this Notice of Exercise (by facsimile transmission or otherwise) to:

_____
_____
_____

Dated: _____

_____
[Name of Holder]

By: _____

10/14/04

NOTICE OF EXERCISE OF WARRANT
WORKSHEET SCHEDULE

1. Current Common Stock holdings of Holder and Affiliates   _____

2. Shares to be issued on current exercise   _____

3. Other shares to be issued on other current exercise(s) and
    other current conversion(s)[1]   _____

4. Other shares eligible to be acquired within next 60 days
    without restriction   _____

5. Total [sum of Lines 1 through 4]   _____

6. Outstanding shares of Common Stock[2]   _____

7. Adjustments to Outstanding

    a. Shares known to Holder as previously issued
       to Holder or others but not included in Line 6   _____

    b. Shares to be issued per Line(s) 2 and 3   _____

    c. Total Adjustments [Lines 7a and 7b]   _____

8. Total Adjusted Outstanding [Lines 6 plus 7c]   _____

9. Holder's Percentage [Line 5 divided by Line 8]   _____%

[Note: Line 9 not to be above 4.99%]

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[1]Includes shares issuable on conversion of convertible securities (including assumed payment of interest or dividends) or exercise of other rights, including other warrants or options

[2]Based on latest SEC filing by Company or information provided by executive officer of Company, counsel to Company or transfer agent

10/14/04

Exhibit 4.4

SECURITY INTEREST AND PLEDGE AGREEMENT

SECURITY INTEREST AND PLEDGE AGREEMENT ("Pledge Agreement"), dated as of October 20, 2004, by and among the persons set forth on Schedule 1 (each a "Secured Party" and collectively, the "Secured Parties"), INFINIUM LABS, INC., a Delaware corporation having its principal executive offices at 2033 Main Street, Suite 1309, Sarasota, FL 34237 (the "Company" or the "Debtor"), TIMOTHY M. ROBERTS (the "Pledgor") and KRIEGER & PRAGER, LLP, as agent for the Secured. Parties (the "Agent").

RECITALS

A.   Reference is made to (i) that certain Bridge Loan Agreement of even date herewith (the "Loan Agreement") to which the Company and the Secured Parties are parties, and (ii) the Transaction Agreements (as that term is defined in the Loan Agreement), including, without limitation, the Notes. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the relevant Transaction Agreements.

B.   Pursuant to the Transaction Agreements, the Debtor has certain obligations to the Secured Parties (all such obligations, the "Obligations"), including, but not limited to, obligations to pay principal and interest of the Notes on the Maturity Date The Note Obligations are personally guaranteed by the Pledgor (each such guaranty, a "Guarantee"). The obligations of the Company and of the Pledgor under each Note and each related Guarantee are referred to collectively as the "Note Obligations."

C.   To secure the Note Obligations, the Pledgor has agreed to pledge certain shares of Common Stock of the Company held by the Pledgor to the Secured Parties as security for the performance of the Note Obligations.

D.   The Pledgor is a principal shareholder of the Debtor and has determined that it is in the Pledgor's best interests, including to the benefit the other interests of the Pledgor in the Company, to provide the Guarantee pledge referred to herein.

E.   The Secured Parties are willing to enter into the Loan Agreement and the other Transaction Agreements only upon receiving Pledgor's guarantee under the Guarantee and pledge of certain stock of the Company, as set forth in this Pledge Agreement.

NOW, THEREFORE, in consideration of the premises, the mutual covenants and conditions contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.   Grant of Security Interest.

(a)   To secure the Note Obligations of Debtor and the Pledgor's obligations under the Guarantee, the Pledgor hereby pledges to the Secured Parties (and to each of them based on the Lender's Allocable Share of such Secured Party), all of the shares of Common Stock set forth on the attached Schedule 2 of this Agreement (the "Pledged Shares"). Unless otherwise set forth on Schedule 2 of this Agreement, the Pledgor is the beneficial and record owner of the Pledged Shares set forth opposite such Pledgor's name on such Schedule. Such Pledged Shares, together with any substitutes therefor, or proceeds thereof, are hereinafter referred to collectively as the "Collateral."

(b)   The Company represents and warrants to the Secured Parties that the Pledged Shares are duly authorized, validly issued, fully paid and non-assessable and that it will not permit the transfer of the Pledged Shares except in accordance with this Pledge Agreement while the same is in effect.

(c)   (i)   The Company has given written notice to the Transfer Agent regarding the creation of the security interest of the Secured Parties in the Collateral. The Company has instructed the Transfer Agent (A) to record on its books the existence of such security interest with respect to the Pledged Shares, (B) to transfer Pledged Shares in accordance with the instructions of the Agent without further action of the Company, and (C) except upon such instructions of the Agent or until written notice is given by the Agent that such security interest has been released to the Pledgor in whole or in part, to not allow a transfer of the shares representing any part of the Collateral or to replace the certificates representing the Collateral.

(ii)   The Pledgor hereby consents to the provisions of the preceding subparagraph (i) and authorize the Company to provide such notice and instructions to the Transfer Agent.

(iii)   The Transfer Agent has confirmed to the Agent that (i) the Transfer Agent has received such notice and instructions and (ii) without the prior written consent of the Agent, the Transfer Agent will not take any action inconsistent with such notice or instructions.

2.   Obligations Secured. During the term hereof, the Collateral shall secure the following:

(a)   The performance by the Company of the Note Obligations; and

(b)   The performance by the Pledgor of its obligations, covenants, and agreements under the Guarantee.

The obligations, covenants and agreements described in clauses (a) and (b) are the "Obligations."

3.   Perfection of Security Interests. Upon execution of this Pledge Agreement by the Debtor and the Pledgor,

(a)   the Pledgor shall deliver and transfer possession of the stock certificates identified opposite such Pledgor's name on Schedule 2 of this Agreement (the "Pledged Certificates"), together with stock transfer powers duly executed in blank by the registered owner of the shares represented by such Certificates, with appropriate Medallion signature guaranty[1] ("Stock Powers"), to the Secured Parties to be held by the Agent, as agent for the Secured Parties.

(b)   The Collateral will be held by the Agent, to perfect the security interest of the Secured Parties, until the earlier of

(i) the payment in full of all amounts due under the Note, or

(ii) foreclosure of Secured Party's security interests as provided herein.

(c)   The Debtor and the Pledgor, and each of them, hereby appoint Samuel M. Krieger or Ronald Nussbaum (each one of whom may act independently), as attorney-in-fact with powers of substitution, to execute all documents and perform all acts as Secured Party, may reasonably request in order to perfect and maintain a valid security interest for Secured Party in the Collateral.

4.   [Reserved].

5.   Pledgor's Warranty. The Pledgor represents and warrants hereby to the Secured Parties as follows with respect to the Pledged Shares set forth opposite such Pledgor's name on Schedule 2 to this Agreement:

A.   With respect to title to the Transferred Shares

(i)   that upon transfer by Pledgor of such Pledgor's Certificates and Stock Powers to Secured Parties pursuant to this Agreement at such time, if any, as contemplated hereby upon the occurrence of an Event of Default, the purchaser of the Pledged Shares or the Secured Party, as contemplated herein, as the case may be, will have good title (both record and beneficial) to the relevant Pledged Shares;

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[1] The Medallion signature guaranty requirement will be satisfied by any other format for confirmation of the Pledgor's signature which the Transfer Agent is willing to accept in connection with the transfer of the Pledged Shares to the Secured Parties, provided the Transfer Agent has confirmed such willingness to the Agent in writing.

(ii)   that there are no restrictions upon transfer and pledge of the Pledged Shares pursuant to the provisions of this Agreement except the restrictions imposed by Rule 144 under the Securities Act of 1933;

(iii)   that the Pledged Shares are free and clear of any encumbrances of every nature whatsoever, such Pledgor is the sole owner of the Pledged Shares, and such shares are duly authorized, validly issued, fully paid and non-assessable,

(iv)   that such Pledgor has owned the Pledged Shares since the date specified on Schedule 2 to this Agreement and that such shares were fully paid for as of such specified date,

(v)   that such Pledgor agrees not to grant or create, any security interest, claim, lien, pledge or other encumbrance with respect to such Pledgor's Pledged Shares or attempt to sell, transfer or otherwise dispose of any of such shares until the Obligations have been paid in full or this Agreement has terminated; and

B.   With respect to certain other matters:

(i)   that such Pledgor has made necessary inquiries of the Company and believes that the Company fully intends to fulfill and has the capability of fulfilling the Obligations to be performed by the Company in accordance with the terms of the Transaction Agreements,

(ii)   that the Pledgor is not acting, and has not agreed to act, in any plan to sell or dispose of the Pledged Shares in a manner intended to circumvent the registration requirements of the Securities Act of 1933, as amended, or any applicable state law,

(iii)   that Pledgor has been advised by counsel of the elements of a bona-fide pledge for purposes of Rule 144(d)(3)(iv) under the Securities Act of 1933, as amended, including the relevant SEC interpretations and affirms the pledge of shares by such Pledgor pursuant to this Pledge Agreement will constitute a bona-fide pledge of such shares for purposes of such Rule,

(iv)   that this Pledge Agreement constitutes a legal, valid and binding obligation of such Pledgor enforceable in accordance with its terms (except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws, now or hereafter in effect), and

(v)   that the Pledgor's residence address and social security number are as provided under the Pledgor's signature on the signature page hereof and that attached hereto is a true photocopy of the Pledgor's current driver's license.

6.   Reports under Securities Act and Exchange Act. With a view to making available to Secured Party the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit Secured Party to sell securities of the Company to the public without Registration ("Rule 144"), the Company agrees to:

(i)   make and keep public information available, as those terms are understood and defined in Rule 144;

(ii)   file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(iii)   until the date when the Secured Party may sell all Registrable Securities under Rule 144 without volume or other restrictions or limits (the "Unrestricted Sale Date"), furnish to the Secured Party so long as the Secured Party owns or has a security interest in the Pledged Shares (a "Holder"), promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) if not available on the SEC's EDGAR system, a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (iii) such other information as may be reasonably requested to permit the Secured Party to sell such securities pursuant to Rule 144 without registration; and

(d)   at the request of any Holder, give its Transfer Agent instructions (supported by an opinion of Company counsel, if required or requested by the Transfer Agent) to the effect that, upon the Transfer Agent's receipt from such Holder of

(i) a certificate (a "Rule 144 Certificate") certifying (A) that the Holder's holding period (as determined in accordance with the provisions of Rule 144) for the Pledged Shares which the Holder proposes to sell (the "Securities Being Sold") is not less than (1) year and (B) as to such other matters as may be appropriate in accordance with Rule 144 under the Securities Act, and

(ii) an opinion of counsel acceptable to the Company (for which purposes it is agreed that Krieger & Prager LLP shall be deemed acceptable if not given by Company Counsel) that, based on the Rule 144 Certificate, Securities Being Sold may be sold pursuant to the provisions of Rule 144, even in the absence of an effective Registration Statement,

the Transfer Agent is to effect the transfer of the Securities Being Sold and issue to the buyer(s) or transferee(s) thereof one or more stock certificates representing the transferred Securities Being Sold without any restrictive legend and without recording any restrictions on the transferability of such shares on the Transfer Agent's books and records (except to the extent any such legend or restriction results from facts other than the identity of the Holder, as the seller or transferor thereof, or the status, including any relevant legends or restrictions, of the shares of the Securities Being Sold while held by the Holder). If the Transfer Agent reasonably requires any additional documentation at the time of the transfer, the Company shall deliver or cause to be delivered all such reasonable additional documentation as may be necessary to effectuate the issuance of an unlegended certificate.

7.   Voting Rights. During the term of this Pledge Agreement and until such time as this Pledge Agreement has terminated or Secured Party has exercised its rights under this Pledge Agreement to foreclose its security interest in the Collateral, Pledgor shall have the right to exercise any voting rights evidenced by, or relating to, the Collateral.

8.   Warrants and Options. In the event that, during the term of this Pledge Agreement, subscription, warrants, dividends, or any other rights or option shall be issued in connection with the Collateral, such warrants, dividends, rights and options shall be immediately delivered to Secured Party to be held under the terms hereof in the same manner as the Collateral.

9.   Preservation of the Value of the Collateral and Reimbursement of Secured Party. Pledgor shall pay all taxes, charges, and assessments against the Collateral and do all acts necessary to preserve and maintain the value thereof. On failure of Pledgor so to do, Secured Party may make such payments on account thereof as (in Secured Party's discretion) is deemed desirable, and Pledgor shall reimburse Secured Party immediately on demand for any and all such payments expended by Secured Party in enforcing, collecting, and exercising its remedies hereunder.

10.   Default and Remedies.

(a)   For purposes of this Agreement, "Event of Default" shall mean any one or more of the following events:

(i)   any default in the performance by the Company or the Pledgor of any of the Note Obligations or the Guarantee, as the case may be, after the expiration, without cure, of the cure period (but only if any such cure period is specifically provided in the Transaction Agreements and without any regard to any cure period if no such cure period is provided; it being specifically acknowledged by the Company and the Pledgor that all payment obligations are time of the essence obligations, with no cure periods provided), or

(ii)   a breach by a Pledgor of any of such Pledgor's representations, warranties, covenants or agreements in this Pledge Agreement.

(b)   During the term of this Pledge Agreement, the Secured Party shall have the following rights after any Event of Default and for so long as the Obligations are not satisfied in full:

(i) the rights and remedies provided by the Uniform Commercial Code as adopted by the State of New York (as said law may at any time be amended), except that the Secured Party waives any right to a deficiency pursuant to Section 9-608 thereof or otherwise;

(ii) the right to receive and retain all dividends, payments and other distributions of any kind upon any or all of the Pledged Shares as additional Collateral;

(iii) to the extent of the Lender's Allocable Share of the Secured Party, the right to cause any or all of the Pledged Shares and all additional Collateral to be transferred to its own name and have such transfer recorded in any place or places deemed appropriate by Secured Party; and

(iv) the right to sell, at a public or private sale, to the extent of the Lender's Allocable Share of the Secured Party, the Collateral or any part thereof for cash, upon credit or for future delivery, and at such price or prices in accordance with the Uniform Commercial Code (as such law may be amended from time to time); it being understood that one or more of the Secured Parties may, but shall not be required to, take such actions jointly. Upon any such sale, Secured Party shall have the right to deliver, assign and transfer to the purchaser thereof the Collateral so sold. Secured Party shall give the Pledgor not less than ten (10) days written notice of its intention to make any such sale. Any such sale shall be held at such time or times during ordinary business hours and at such place or places as Secured Party may fix in the notice of such sale. Secured Party may adjourn or cancel any sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the same may be so adjourned. In case of any sale of all or any part of the Collateral upon terms calling for payments in the future, any Collateral so sold may be retained by Secured Party until the selling price is paid by the purchaser thereof, but Secured Party shall incur no liability in the case of the failure of such purchaser to take up and pay for the Collateral so sold and, in the case of such failure, such Collateral may again be sold upon like notice. Secured Party, however, instead of exercising the power of sale herein conferred upon it, may proceed by a suit or suits at law or in equity to foreclose the security interest and sell the Collateral, or any portion thereof, under a judgment or decree of a court or courts of competent jurisdiction, the Pledgor having been given due notice of all such action. Secured Party shall incur no liability as a result of a sale of the Collateral or any part thereof.

11.   Waiver. Each of the Debtor and the Pledgor waives any right that it may have to require Secured Party to proceed against any other person, or proceed against or exhaust any other security, or pursue any other remedy Secured Party may have.

12.   Term of Agreement. This Pledge Agreement shall continue in full force and effect until the earlier of the payment in full of the Notes. If the Notes are paid in full, the security interests in the relevant Collateral shall be deemed released, and any portion of the Collateral not transferred to or sold by any one or more Secured Parties shall be returned to the Pledgor (and for such purpose, delivery to Darrin Ocasio, Esq., of Sichenzia Ross Friedman Ference LLP of New York, NY shall deemed to comply with such return requirement). Upon termination of this Pledge Agreement, the relevant Collateral shall be returned within five (5) Trading Days to Debtor or to the Pledgor, as contemplated above.

13.   Provisions Affecting the Agent.

(a)   The Agent is acting as agent for the Secured Parties solely for the administrative convenience of the Debtor, the Pledgor and the Secured Parties.

(b)   The Agent is authorized to execute and file any and all financing statements desired to be filed by the Secured Parties to reflect the security interest in the Collateral in any and all jurisdictions. For such purposes, each of the Debtor and the Pledgor irrevocably appoints the Agent (acting by Samuel M. Krieger or Ronald Nussbaum, or either one of them), with full power of substitution to execute and file such financing statements naming the Debtor and the Pledgor as debtors thereon.

(c)   Reference is made to the provisions of Sections 2 through 12, inclusive of the Joint Escrow Instructions. All such provisions are incorporated herein by reference as if set forth herein in full, except that, for such purposes, the references therein to (i) the "Escrow Agent" shall be deemed to be references to the "Agent" under this Pledge Agreement, (ii) the "Company" shall be deemed to be references to the Debtor and to the Pledgor under this Pledge Agreement, and (iii) each "Lender" shall be deemed to be references to each Secured Party under this Pledge Agreement.

14.   General Provisions:

14.1   Binding Agreement; No Modification of Transaction Agreements. This Pledge Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the respective parties hereto. Except to the extent specifically provided herein, nothing in this Pledge Agreement shall limit or modify any provision of any of the Transaction Agreements

14.2   Captions. The headings used in this Pledge Agreement are inserted for reference purposes only and shall not be deemed to define, limit, extend, describe, or affect in any way the meaning, scope or interpretation of any of the terms or provisions of this Pledge Agreement or the intent hereof.

14.3   Counterparts. This Pledge Agreement may be signed in any number of counterparts with the same effect as if the signatures upon any counterpart were upon the same instrument. All signed counterparts shall be deemed to be one original. A facsimile transmission of this signed Pledge Agreement shall be legal and binding on all parties hereto.

14.4   Further Assurances. The parties hereto agree that, from time to time upon the written request of any party hereto, they will execute and deliver such further documents and do such other acts and things as such party may reasonably request in order fully to effect the purposes of this Pledge Agreement. The Transfer Agent Instructions annexed hereto are deemed an integral part of this Pledge Agreement.

14.5   Waiver of Breach. Any waiver by either party of any breach of any kind or character whatsoever by the other, whether such be direct or implied, shall not be construed as a continuing waiver of or consent to any subsequent breach of this Pledge Agreement.

14.6   Cumulative Remedies. The rights and remedies of the parties hereto shall be construed cumulatively, and none of such rights and remedies shall be exclusive of, or in lieu or limitation of any other right, remedy, or priority allowed by applicable law.

14.7   Amendment. This Pledge Agreement may be modified only in a written document that refers to this Pledge Agreement and is executed by Secured Party, the Pledgor and the Debtor.

14.8   Interpretation. This Pledge Agreement shall be interpreted, construed, and enforced according to the substantive laws of the State of New York.

14.9   Governing Law. This Pledge Agreement shall be governed by and construed in accordance with the laws of the State of New York. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the County of New York or the state courts of the State of New York sitting in the County of New York in connection with any dispute arising under this Pledge Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on *forum non coveniens*, to the bringing of any such proceeding in such jurisdictions.

14.10   WAIVER OF JURY TRIAL. The parties to this Pledge Agreement hereby waive a trial by jury in any action, proceeding or counterclaim brought by any of them against any other in respect of any matter arising out or in connection with this Pledge Agreement.

14.11   Notice. Any notice or other communication required or permitted to be given hereunder shall be effective upon receipt. Such notices may be sent (i) in the United States mail, postage prepaid and certified, (ii) by express courier with receipt, (iii) by facsimile transmission, with a copy subsequently delivered as in (i) or (ii) above. Any such notice shall be addressed or transmitted as follows:

If to Pledgor, to:

Timothy M. Roberts
511 Harbor Gate Way
Longboat Key, FL 34228
Tel: (941) 383-2940
Fax: (   )   -

If to the Debtor, any Secured Party, or the Agent, to the addresses of the Company, the relevant Lender and the Escrow Agent, respectively, as provided by the Loan Agreement.

Any party may change its address by notice similarly given to the other parties (except that a Secured Party need not give notice to other Secured Parties).

14.12   Acknowledgement by Debtor and Pledgor. In the event that any provision of the Transaction Agreements, the Guarantee or this Pledge Agreement as applied to any party or

circumstances shall be adjudged by a court to be invalid or unenforceable, each of the Debtor or the Pledgor, as the case may be, acknowledges and agrees that this Pledge Agreement shall remain valid and enforceable in all respects against the Debtor and the Pledgor.


[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK.
THE SIGNATURES OF THE PARTIES ARE ON THE NEXT PAGE.]


IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day, month and year first above written.

SECURED PARTIES (named in Schedule 1):
By: Krieger & Prager LLP, as their agent

By:_____

DEBTOR:
INFINIUM LABS, INC.

By:_____
      Its: _____

PLEDGOR:

_____
Tim Roberts
Residence Address: 511 Harbor Gate Way
                             Longboat Key, FL 34228

Social Security No.:   490-86-2328

AGENT:
KRIEGER & PRAGER, LLP

By:_____

SCHEDULE 1

The Secured Parties are:

Name	Address
Hazinu Ltd	5 St. Kilda Road Victoria, Australia

The "Lender's Allocable Share" of each Secured Party is determined as provided in the Loan Agreement.

SCHEDULE 2

The following shares are pledged hereunder as the Pledged Shares, each certificate in the name of:

Holder's Name	Certificate No.	No. of Shares	Date of Acquisition[2]
Timothy M. Roberts	3155-9	1,000,000	January 20, 2004
Timothy M. Roberts	3156-7	1,000,000	January 20, 2004
Timothy M. Roberts	3157-5	1,000,000	January 20, 2004

Total: 3,000,000 shares

---

[2]This is date shares were originally acquired by Pledgor. The specific stock certificates were issued Sept. 20, 2004 in exchange for Pledgor's submission of one or more previously issued certificates.

Exhibit 4.5

BRIDGE LOAN AGREEMENT

THIS BRIDGE LOAN AGREEMENT, dated as of October 27, 2004, is entered into by and between **INFINIUM LABS, INC.**, a Delaware corporation with headquarters located at 2033 Main Street, Suite 1309, Sarasota, FL 34237 (the "Company"), and each individual or entity named on a signature page hereto (as used herein, each such signatory is referred to as the "Lender" or a "Lender") (each agreement with a Lender being deemed a separate and independent agreement between the Company and such Lender, except that each Lender acknowledges and consents to the rights granted to each other Lender [each, an "Other Lender"] under such agreement and the Transaction Agreements, as defined below, referred to therein).

W I T N E S S E T H:

WHEREAS, the Company and each of the Lenders are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration for offers and sales to accredited investors afforded, <u>inter</u> <u>alia</u>, by Rule 506 under Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 Act"), and/or Section 4(2) of the 1933 Act; and

WHEREAS, each Lender wishes to lend funds to the Company, subject to and upon the terms and conditions of this Agreement and acceptance of this Agreement by the Company, the repayment of which will be represented by 10% Promissory Note of the Company (each, a "Note"), on the terms and conditions referred to herein; and

WHEREAS, in connection with the loan to be made by each Lender, the Company has agreed to issue the Issued Shares and the Warrants (as those terms are defined below) to the Lender; and

WHEREAS, the Company's obligations to repay the Notes will be guaranteed by a guarantor named therein (the "Pledgor") and, pursuant to a Security Interest and Pledge Agreement (the "Pledge Agreement") executed by the Pledgor and acknowledged by the Company, secured by a pledge of certain shares of the Company's Common Stock (the "Pledged Shares"), as to which Pledged Shares the Pledgor is the registered and beneficial owner;

NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. AGREEMENT TO PURCHASE; PURCHASE PRICE.

a.   Purchase.

(i)   Subject to the terms and conditions of this Agreement and the other Transaction Agreements, each Lender hereby agrees to loan to the Company the principal amount specified on the Lender's signature page hereof (the "Loan Amount"). The aggregate Loan Amount of all Lenders shall be $300,000.00 (the "Aggregate Loan Amount").

(ii)   The obligation to repay the loan from the Lender shall be evidenced by the Company's issuance of the Note, which shall be shall be in the form of **Annex I** annexed hereto. The Note will be guaranteed by the Pledgor and secured by the pledge of the Pledged Shares under the terms of the Pledge Agreement, which Pledge Agreement shall be substantially in the form of **Annex VII** hereto (the "Pledge Agreement"), which the Company will acknowledge.

(iii)   In consideration of the loan to be made by each Lender, the Company will issue to such Lender (a) 500,000 shares of the Company's Common Stock multiplied by the Lender's Allocable Share (as defined below) (the "Issued Shares") and (b) the Warrants (as defined below) to purchase the number of shares of the Company's Common Stock as provided in Section 4 hereof.

(iv)   The loan to be made by the Lender and the issuance of the Note, the Issued Shares and the Warrants to the Lender and the other transactions contemplated hereby are sometimes referred to herein and in the other Transaction Agreements as the purchase and sale of the Securities (as defined below), and are referred to collectively as the "Transactions.".

b.   Certain Definitions. As used herein, each of the following terms has the meaning set forth below, unless the context otherwise requires:

"Affiliate" means, with respect to a specific Person referred to in the relevant provision, another Person who or which controls or is controlled by or is under common control with such specified Person.

"Certificates" means the Note, the Issued Shares and the Warrants, each duly executed by the Company and issued on the Closing Date in the name of the Lender.

"Closing Date" means the date of the closing of the Transactions, as provided herein.

 "Company Control Person" means each director, executive officer, promoter, and such other Persons as may be deemed in control of the Company pursuant to Rule 405 under the 1933 Act or Section 20 of the 1934 Act (as defined below).

"Escrow Agent" means Krieger & Prager LLP, the escrow agent identified in the Joint Escrow Instructions attached hereto as **Annex II** (the "Joint Escrow Instructions").

"Escrow Funds" means the Loan Amount delivered to the Escrow Agent as contemplated by Sections 1(c) and (d) hereof.

"Escrow Property" means the Escrow Funds and the Certificates delivered to the Escrow Agent as contemplated by Section 1(c) hereof.

"Finder" means West Hastings, Ltd.

"Holder" means the Person holding the relevant Securities at the relevant time.

"Last Audited Date" means December 31, 2003.

"Lender Control Person" means each director, executive officer, promoter, and such other Persons as may be deemed in control of the Lender pursuant to Rule 405 under the 1933 Act or Section 20 of the 1934 Act.

"Lender's Allocable Share" means the fraction, of which the numerator is the Lender's Loan Amount and the denominator is the Aggregate Loan Amount.

"Material Adverse Effect" means an event or combination of events, which individually or in the aggregate, would reasonably be expected to (w) adversely affect the legality, validity or enforceability of the Securities or any of the Transaction Agreements, (x) have or result in a material adverse effect on the results of operations, assets, prospects, or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, (y) adversely impair the Company's ability to perform fully on a timely basis its obligations under any of the Transaction Agreements or the transactions contemplated thereby, or (z) materially and adversely affect the value of the rights granted to the Lender in the Transaction Agreements.

"Person" means any living person or any entity, such as, but not necessarily limited to, a corporation, partnership or trust.

"Principal Trading Market" means the Over the Counter Bulletin Board or such other market on which the Common Stock is principally traded at the relevant time, but shall not included the "pink sheets."

"Registrable Securities" means all of the following: (i) the Issued Shares, (ii) the Warrant Shares, and (iii) the Pledged Shares which have been claimed by the Holder as contemplated by the Pledge Agreement, unless such shares can then be sold by the Holder without volume or other restrictions or limit.

"Registration Rights Provisions" means the piggy-back registration rights contemplated by the terms of this Agreement, including, but not necessarily limited to, Section 4(g) hereof, and of the other Transaction Agreements.

"Registration Statement" means an effective registration statement covering the Registrable Securities.

"Securities" means the Note, the Warrants and the Shares.

"Shares" means the shares of Common Stock representing any or all of the Issued Shares, the Warrant Shares, and, where relevant, the Pledged Shares.

"State of Incorporation" means Delaware.

"Trading Day" means any day during which the Principal Trading Market shall be open for business.

"Transfer Agent"means, at any time, the transfer agent for the Company's Common Stock.

"Transaction Agreements" means this Bridge Loan Agreement, the Note, the Joint Escrow Instructions, the Warrants and the Pledge Agreement, and includes all ancillary documents referred to in those agreements.

"Warrants" means the warrants issued to the Lenders as contemplated by Section 4 of this Agreement.

"Warrant Shares" means the shares of Common Stock issuable upon exercise of the Warrants.

c.   Form of Payment; Delivery of Certificates.

(i)   The Lender shall pay the Loan Amount by delivering immediately available good funds in United States Dollars to the Escrow Agent no later than the date prior to the Closing Date.

(ii)   No later than the Closing Date, but in any event promptly following payment by the Lender to the Escrow Agent of the Loan Amount, the Company shall deliver the Certificates, each duly executed on behalf of the Company and issued in the name of the Lender, to the Escrow Agent.

(iii)   By signing this Agreement, each of the Lender and the Company, subject to acceptance by the Escrow Agent, agrees to all of the terms and conditions of, and becomes a party to, the Joint Escrow Instructions, all of the provisions of which are incorporated herein by this reference as if set forth in full.

d.   Method of Payment. Payment into escrow of the Loan Amount shall be made by wire transfer of funds to:

Bank of New York
350 Fifth Avenue
New York, New York 10001

ABA# 021000018
For credit to the account of Krieger & Prager LLP
Account No.:   [To be provided to the Lender by Krieger & Prager LLP]
Re: Infinium Labs Oct 04 Transaction

2. LENDER REPRESENTATIONS, WARRANTIES, ETC.; ACCESS TO INFORMATION; INDEPENDENT INVESTIGATION.

The Lender represents and warrants to, and covenants and agrees with, the Company as follows:

a.   Without limiting Lender's right to sell the Securities pursuant to an effective registration statement or otherwise in compliance with the 1933 Act, the Lender is purchasing the Securities for its own account for investment only and not with a view towards the public sale or distribution thereof and not with a view to or for sale in connection with any distribution thereof.

b.   The Lender is (i) an "accredited investor" as that term is defined in Rule 501 of the General Rules and Regulations under the 1933 Act by reason of Rule 501(a)(3), (ii) experienced in making investments of the kind described in this Agreement and the related documents, (iii) able, by reason of the business and financial experience of its officers (if an entity) and professional advisors (who are not affiliated with or compensated in any way by the Company or any of its Affiliates or selling agents), to protect its own interests in connection with the transactions described in this Agreement, and the related documents, and to evaluate the merits and risks of an investment in the Securities, and (iv) able to afford the entire loss of its investment in the Securities.

c.   All subsequent offers and sales of the Securities by the Lender shall be made pursuant to registration of the relevant Securities under the 1933 Act or pursuant to an exemption from registration.

d.   The Lender understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of the 1933 Act and state securities laws and that the Company is relying upon the truth and accuracy of, and the Lender's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Lender set forth herein in order to determine the availability of such exemptions and the eligibility of the Lender to acquire the Securities.

e.   The Lender and its advisors, if any, have been furnished with or have been given access to all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by the Lender, including those set forth on in any annex attached hereto. The Lender and its advisors, if any, have

been afforded the opportunity to ask questions of the Company and its management and have received complete and satisfactory answers to any such inquiries. Without limiting the generality of the foregoing, the Lender has also had the opportunity to obtain and to review the Company's filings on EDGAR listed on **Annex VI** hereto (the documents listed on such Annex VI, to the extent available on EDGAR or otherwise provided to the Lender as indicated on said Annex VI, collectively, the "Company's SEC Documents").

   f. The Lender understands that its investment in the Securities involves a high degree of risk.

   g. The Lender hereby represents that, in connection with its purchase of the Securities, it has not relied on any statement or representation by the Company or the Finder or any of their respective officers, directors and employees or any of their respective attorneys or agents or the Finder, except as specifically set forth herein. The Finder is a third party beneficiary of this provision.

   h. The Lender understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities.

   i. This Agreement and the other Transaction Agreements to which the Lender is a party, and the transactions contemplated thereby, have been duly and validly authorized, executed and delivered on behalf of the Lender and are valid and binding agreements of the Lender enforceable in accordance with their respective terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium and other similar laws affecting the enforcement of creditors' rights generally.

   3. **COMPANY REPRESENTATIONS, ETC.** The Company represents and warrants to the Lender as of the date hereof and as of the Closing Date that, except as otherwise provided in **Annex V** hereto or in the Company's SEC Documents:

   a. **Rights of Others Affecting the Transactions.** There are no preemptive rights of any shareholder of the Company, as such, to acquire the Notes, the Warrants or the Shares. No party other than a Lender or an Other Lender has a currently exercisable right of first refusal which would be applicable to any or all of the transactions contemplated by the Transaction Agreements.

   b. **Status.** The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Incorporation and has the requisite corporate power to own its properties and to carry on its business as now being conducted. The Company is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction where the nature of the business conducted or property owned by it makes such qualification necessary, other than those jurisdictions in which the failure to so qualify would not have or result in a Material Adverse Effect. The Company has registered its stock and is obligated to file reports pursuant to

Section 12 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the "1934 Act"). The Common Stock is quoted on the Principal Trading Market. The Company has received no notice, either oral or written, with respect to the continued eligibility of the Common Stock for such quotation on the Principal Trading Market, and the Company has maintained all requirements on its part for the continuation of such quotation.

c. Authorized Shares.

(i) The authorized capital stock of the Company consists of (i) 200,000,000 shares of Common Stock, $.0001 par value per share, of which approximately 111,775,903 shares are outstanding as of the date hereof, and (ii) approximately 1,300,000 shares of common stock underlying warrants.

(ii) As of the date hereof and as of the Closing Date, (1) there are no outstanding securities which are convertible into shares of Common Stock, whether such conversion is currently exercisable or exercisable only upon some future date or the occurrence of some event in the future and (2) the Company has not issued any warrants or other rights to acquire shares of the Common Stock other than those referred to in the Company's SEC Documents. If any such securities are listed on Annex VI, the number or amount of each such outstanding convertible security and the conversion terms thereof or of each such warrant or other right and the terms of its exercise are set forth in said Annex VI.

(iii) All issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. The Company has sufficient authorized and unissued shares of Common Stock as may be necessary to effect the issuance of the Shares on the Closing Date.

(iv) As of the Closing Date, the Shares shall have been duly authorized by all necessary corporate action on the part of the Company, and, when issued on the Closing Date or upon exercise of the Warrants or pursuant to other relevant provisions of the Transaction Agreements, in each case in accordance with their respective terms, will be duly and validly issued, fully paid and non-assessable and will not subject the Holder thereof to personal liability by reason of being such Holder.

d. Transaction Agreements and Stock. This Agreement and each of the other Transaction Agreements, and the transactions contemplated thereby, have been duly and validly authorized by the Company, this Agreement has been duly executed and delivered by the Company and this Agreement is, and the Notes, the Warrants and each of the other Transaction Agreements, when executed and delivered by the Company, will be, valid and binding agreements of the Company enforceable in accordance with their respective terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium, and other similar laws affecting the enforcement of creditors' rights generally.

e. **Non-contravention.** The execution and delivery of this Agreement and each of the other Transaction Agreements by the Company, the issuance of the Securities, and the consummation by the Company of the other transactions contemplated by this Agreement, the Notes, the Warrants and the other Transaction Agreements do not and will not conflict with or result in a breach by the Company of any of the terms or provisions of, or constitute a default under (i) the certificate of incorporation or by-laws of the Company, each as currently in effect, (ii) any indenture, mortgage, deed of trust, or other material agreement or instrument to which the Company is a party or by which it or any of its properties or assets are bound, including any listing agreement for the Common Stock except as herein set forth, or (iii) to its knowledge, any existing applicable law, rule, or regulation or any applicable decree, judgment, or order of any court, United States federal or state regulatory body, administrative agency, or other governmental body having jurisdiction over the Company or any of its properties or assets, except such conflict, breach or default which would not have or result in a Material Adverse Effect.

f. **Approvals.** No authorization, approval or consent of any court, governmental body, regulatory agency, self-regulatory organization, or stock exchange or market or the shareholders of the Company is required to be obtained by the Company for the issuance and sale of the Securities to the Lender as contemplated by this Agreement, except such authorizations, approvals and consents that have been obtained.

g. **Filings.** None of the Company's SEC Documents contained, at the time they were filed, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein in light of the circumstances under which they were made, not misleading. Since January 1, 2004, the Company has timely filed all requisite forms, reports and exhibits thereto required to be filed by the Company with the SEC.

h. **Absence of Certain Changes.** Since the Last Audited Date, there has been no material adverse change and no Material Adverse Effect, except as disclosed in the Company's SEC Documents. Since the Last Audited Date, except as provided in the Company's SEC Documents, the Company has not (i) incurred or become subject to any material liabilities (absolute or contingent) except liabilities incurred in the ordinary course of business consistent with past practices; (ii) discharged or satisfied any material lien or encumbrance or paid any material obligation or liability (absolute or contingent), other than current liabilities paid in the ordinary course of business consistent with past practices; (iii) declared or made any payment or distribution of cash or other property to shareholders with respect to its capital stock, or purchased or redeemed, or made any agreements to purchase or redeem, any shares of its capital stock; (iv) sold, assigned or transferred any other tangible assets, or canceled any debts owed to the Company by any third party or claims of the Company against any third party, except in the ordinary course of business consistent with past practices; (v) waived any rights of material value, whether or not in the ordinary course of business, or suffered the loss of any material amount of existing business; (vi) made any increases in employee compensation, except in the ordinary course of business consistent with past practices; or (vii) experienced any material problems with labor or management in connection with the terms and conditions of their employment.

i. **Full Disclosure.** To the best of the Company's knowledge, there is no fact known to the Company (other than general economic conditions known to the public generally or as disclosed in the Company's SEC Documents) that has not been disclosed in writing to the Lender that would reasonably be expected to have or result in a Material Adverse Effect.

j. **Absence of Litigation.** There is no action, suit, proceeding, inquiry or investigation before or by any court, public board or body pending or, to the knowledge of the Company, threatened against or affecting the Company before or by any governmental authority or nongovernmental department, commission, board, bureau, agency or instrumentality or any other person, wherein an unfavorable decision, ruling or finding would have a Material Adverse Effect or which would adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under, any of the Transaction Agreements. The Company is not aware of any valid basis for any such claim that (either individually or in the aggregate with all other such events and circumstances) could reasonably be expected to have a Material Adverse Effect. There are no outstanding or unsatisfied judgments, orders, decrees, writs, injunctions or stipulations to which the Company is a party or by which it or any of its properties is bound, that involve the transaction contemplated herein or that, alone or in the aggregate, could reasonably be expect to have a Material Adverse Effect.

k. **Absence of Events of Default.** Except as set forth in Section 3(e) hereof, (i) neither the Company nor any of its subsidiaries is in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material indenture, mortgage, deed of trust or other material agreement to which it is a party or by which its property is bound, and (ii) no Event of Default (or its equivalent term), as defined in the respective agreement to which the Company or its subsidiary is a party, and no event which, with the giving of notice or the passage of time or both, would become an Event of Default (or its equivalent term) (as so defined in such agreement), has occurred and is continuing, which would have a Material Adverse Effect.

l. **Absence of Certain Company Control Person Actions or Events.** To the Company's knowledge, none of the following has occurred during the past five (5) years with respect to a Company Control Person:

(1) A petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such Company Control Person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such Company Control Person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Such Company Control Person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

> (i) acting, as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, any other Person regulated by the Commodity Futures Trading Commission ("CFTC") or engaging in or continuing any conduct or practice in connection with such activity;

> (ii) engaging in any type of business practice; or

> (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) Such Company Control Person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such Company Control Person to engage in any activity described in paragraph (3) of this item, or to be associated with Persons engaged in any such activity; or

(5) Such Company Control Person was found by a court of competent jurisdiction in a civil action or by the CFTC or SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the CFTC or SEC has not been subsequently reversed, suspended, or vacated.

m.   No Undisclosed Liabilities or Events. To the best of the Company's knowledge, the Company has no liabilities or obligations other than those disclosed in the Transaction Agreements or the Company's SEC Documents or those incurred in the ordinary course of the Company's business since the Last Audited Date, or which individually or in the aggregate, do not or would not have a Material Adverse Effect. No event or circumstances has occurred or exists with respect to the Company or its properties, business, operations, condition (financial or otherwise), or results of operations, which, under applicable law, rule or regulation, requires public disclosure or announcement prior to the date hereof by the Company but which has not been so publicly announced or disclosed. There are no proposals currently under consideration or currently anticipated to be under consideration by the Board of Directors or the executive officers of the Company which proposal would (x) change the articles or certificate of incorporation or other charter document or by-laws of the Company, each as currently in effect, with or without shareholder approval, which change would reduce or otherwise adversely affect the rights and powers of the shareholders of the Common Stock or (y) materially or substantially change the business, assets or capital of the Company, including its interests in subsidiaries.

n.   No Integrated Offering. Neither the Company nor any of its Affiliates nor any Person acting on its or their behalf has, directly or indirectly, at any time since March 1, 2004, made any offer or sales of any security or solicited any offers to buy any security under circumstances that would eliminate the availability of the exemption from registration under Regulation D in connection with the offer and sale of the Securities as contemplated hereby.

o.   Dilution. The Issued Shares and the number of shares issuable on exercise of the Warrants may have a dilutive effect on the ownership interests of the other shareholders (and Persons having the right to become shareholders) of the Company. The Company's executive officers and directors have studied and fully understand the nature of the Securities being sold hereby and recognize that they have such a potential dilutive effect. The board of directors of the Company has concluded, in its good faith business judgment, that such issuance is in the best interests of the Company. The Company specifically acknowledges that its obligation to issue the Warrant Shares upon exercise of the Warrants is binding upon the Company and enforceable regardless of the dilution such issuance may have on the ownership interests of other shareholders of the Company, and the Company will honor such obligations, including honoring every Notice of Exercise (as contemplated by the Warrants), unless the Company is subject to an injunction (which injunction was not sought by the Company) prohibiting the Company from doing so.

p.   Recognition of Pledge Agreement and Pledged Shares. The Company acknowledges that the execution and delivery of the Pledge Agreement, and the fulfillment o f the terms thereof, is a condition to the closing of the Transactions. The Company will recognize the terms of the Pledge Agreement and, as provided therein, the transfer of the Pledged Shares to the Lenders and will take no position or give the Transfer Agent any instructions which would be inconsistent with the rights of the Lenders to have the Pledged Shares transferred to the Lenders in accordance with the terms of the Pledge Agreement.

q.   Fees to Brokers, Finders and Others. Except for payment of the fees to the Finder's Compensation (as defined below) to the Finder, payment of which is the sole responsibility of the Company, the Company has taken no action which would give rise to any claim by any Person for brokerage commission, finder's fees or similar payments by Lender relating to this Agreement or the transactions contemplated hereby. Lender shall have no obligation with respect to such fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this paragraph that may be due in connection with the transactions contemplated hereby. The Company shall indemnify and hold harmless each of Lender, its employees, officers, directors, agents, and partners, and their respective Affiliates, from and against all claims, losses, damages, costs (including the costs of preparation and attorney's fees) and expenses suffered in respect of any such claimed or existing fees, as and when incurred. The term "Finder's Compensation" means, in connection with the consummation of the transactions contemplated by this Agreement, a cash fee and expense allowance in the amount contemplated by the Joint Escrow Instructions.

r.   Confirmation. The Company confirms that all statements of the Company contained herein shall survive acceptance of this Agreement by the Lender. The Company agrees that, if any events occur or circumstances exist prior to the Closing Date or the release of the Loan

Amount to the Company which would make any of the Company's representations, warranties, agreements or other information set forth herein materially untrue or materially inaccurate as of such date, the Company shall immediately notify the Lender (directly or through its counsel, if any) and the Escrow Agent in writing prior to such date of such fact, specifying which representation, warranty or covenant is affected and the reasons therefor.

4. CERTAIN COVENANTS AND ACKNOWLEDGMENTS.

a. **Transfer Restrictions.** The Lender acknowledges that (1) the Securities have not been and are not being registered under the provisions of the 1933 Act and, except as provided in the Registration Rights Provisions or otherwise included in an effective registration statement, the Shares have not been and are not being registered under the 1933 Act, and may not be transferred unless (A) subsequently registered thereunder or (B) the Lender shall have delivered to the Company an opinion of counsel, reasonably satisfactory in form, scope and substance to the Company, to the effect that the Securities to be sold or transferred may be sold or transferred pursuant to an exemption from such registration; (2) any sale of the Securities made in reliance on Rule 144 promulgated under the 1933 Act may be made only in accordance with the terms of said Rule and further, if said Rule is not applicable, any resale of such Securities under circumstances in which the seller, or the Person through whom the sale is made, may be deemed to be an underwriter, as that term is used in the 1933 Act, may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (3) neither the Company nor any other Person is under any obligation to register the Securities (other than pursuant to the Registration Rights Provisions) under the 1933 Act or to comply with the terms and conditions of any exemption thereunder.

b. **Restrictive Legend.** The Lender acknowledges and agrees that, until such time as the relevant Shares have been registered under the 1933 Act, as contemplated by the Registration Rights Provisions and sold in accordance with an effective Registration Statement or otherwise in accordance with another effective registration statement, the certificates and other instruments representing any of the Securities shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of any such Securities):

> THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

c. **Filings**. The Company undertakes and agrees to make all necessary filings in connection with the sale of the Securities to the Lender under any United States laws and regulations applicable to the Company, or by any domestic securities exchange or trading market, and to provide a copy thereof to the Lender promptly after such filing.

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d.   **Reporting Status**.   So long as the Lender beneficially owns any of the Securities and for at least twenty (20) Trading Days thereafter, the Company shall file all reports required to be filed with the SEC pursuant to Section 13 or 15(d) of the 1934 Act, shall take all reasonable action under its control to ensure that adequate current public information with respect to the Company, as required in accordance with Rule 144(c)(2) of the 1933 Act, is publicly available, and shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would permit such termination. The Company will take all reasonable action under its control to maintain the continued listing and quotation and trading of its Common Stock (including, without limitation, all Registrable Securities) on the Principal Trading Market or a listing on the NASDAQ/Small Cap or National Markets and, to the extent applicable to it, will comply in all material respects with the Company's reporting, filing and other obligations under the by-laws or rules of the Principal Trading Market and/or the National Association of Securities Dealers, Inc., as the case may be, applicable to it at least through the date which is sixty (60) days after the later of the date on which (x) all of the Notes have been converted or been paid in full or (y) all of the Warrants have been exercised or have expired.

e.   **Use of Proceeds**. The Company will use the proceeds received hereunder (excluding amounts paid by the Company for legal and escrow fees or Finder's Compensation in connection with the sale of the Securities) for general corporate purposes.

f.   **Warrants.** The Company agrees to issue to each Lender on the Closing Date transferable warrants (the "Warrants"), with cashless exercise rights (subject to certain conditions provided in the Warrants) for the purchase of 1.666667 shares of Common Stock for each $1 of Loan Amount. The exercise price of the Warrants will be equal to $0.50, subject to adjustment as provided in the Warrant.   The Warrants will expire on the last day of the calendar month in which the fifth anniversary of the Closing Date occurs. Each of the Warrants shall be in the form annexed hereto as **Annex IV**, and shall have Registration Rights Provisions.

g.   **Piggy-Back Rights; Rule 144**.

(i)   The Holder shall have piggy-back registration rights with respect to the Registrable Securities (which term, for all purposes of this Section 4(g), includes shares issuable on the subsequent exercise of the Warrants) subject to the conditions set forth below. If the Company participates (whether voluntarily or by reason of an obligation to a third party) in the registration of any shares of the Company's stock (other than a registration on Form S-8 or on Form S-4), the Company shall give written notice thereof to the Holder and the Holder shall have the right, exercisable within ten (10) Trading Days after receipt of such notice, to demand inclusion of all or a portion of the Holder's Registrable Securities in such registration statement. If the Holder exercises such election, the Registrable Securities so designated shall be included in the registration statement (without any holdbacks) at no cost or expense to the Holder (other than any commissions, if any, relating to the sale of Holder's shares).   Each Holder's rights under this Section 4(g)(i) shall expire at such time as such Holder can sell all of such Holder's remaining Registrable Securities under Rule 144 (as defined below) without volume or other restrictions or limit.

(ii)   With a view to making available to the Holder the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit Holder to sell securities of the Company to the public without registration (collectively, "Rule 144"), the Company agrees to:

(a)   make and keep public information available, as those terms are understood and defined in Rule 144;

(b)   file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act; and

(c)   furnish to the Holder so long as such party owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) if not available on the SEC's EDGAR system, a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (iii) such other information as may be reasonably requested to permit the Holder to sell such securities pursuant to Rule 144 without registration; and

(d)   at the request of any Holder then holding Registrable Securities, give the Transfer Agent instructions (supported by an opinion of Company counsel, if required or requested by the Transfer Agent) to the effect that, upon the Transfer Agent's receipt from such Holder of

(i) a certificate (a "Rule 144 Certificate") certifying (A) that the Holder's holding period (as determined in accordance with the provisions of Rule 144) for the Shares which the Holder proposes to sell (the "Securities Being Sold") is not less than (1) year and (B) as to such other matters as may be appropriate in accordance with Rule 144 under the Securities Act, and

(ii) an opinion of counsel acceptable to the Company (for which purposes it is agreed that Krieger & Prager LLP shall be deemed acceptable if not given by Company counsel) that, based on the Rule 144 Certificate, Securities Being Sold may be sold pursuant to the provisions of Rule 144, even in the absence of an effective registration statement,

the Transfer Agent is to effect the transfer of the Securities Being Sold and issue to the buyer(s) or transferee(s) thereof one or more stock certificates representing the transferred Securities Being Sold without any restrictive legend and without recording any restrictions on the transferability of such shares on the Transfer Agent's books and records (except to the extent any such legend or restriction results from facts other than the identity of the relevant Holder, as the seller or transferor thereof, or the status, including any relevant legends or restrictions, of the shares of the Securities Being Sold while held by the Lender). If the Transfer Agent reasonably requires any additional documentation at the time of the transfer, the Company shall deliver or cause to be delivered all such

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reasonable additional documentation as may be necessary to effectuate the issuance of an unlegended certificate.

(iii)   Notwithstanding the foregoing, if at any time or from time to time after the date of effectiveness of the registration statement, the Company notifies the Holder in writing of the existence of a Potential Material Event (as defined below), the Holder shall not offer or sell any Registrable Securities, or engage in any other transaction involving or relating to the Registrable Securities, from the time of the giving of notice with respect to a Potential Material Event until the Holder receives written notice from the Company that such Potential Material Event either has been disclosed to the public or no longer constitutes a Potential Material Event; provided, however, that the Company may not so suspend such right other than during a Permitted Suspension Period. The term "Potential Material Event" means any of the following: (i) the possession by the Company of material information not ripe for disclosure in a registration statement, which shall be evidenced by determinations in good faith by the Board of Directors of the Company that disclosure of such information in the registration statement would be detrimental to the business and affairs of the Company; or (ii) any material engagement or activity by the Company which would, in the good faith determination of the Board of Directors of the Company, be adversely affected by disclosure in a registration statement at such time, which determination shall be accompanied by a good faith determination by the Board of Directors of the Company that the registration statement would be materially misleading absent the inclusion of such information.

h.   **Available Shares**. The Company shall have at all times authorized and reserved for issuance, free from preemptive rights, a number of shares (the "Minimum Available Shares") at least equal to one hundred percent (100%) of the number of shares issuable upon exercise of all outstanding Warrants held by all Holders (in each case, whether such Warrants were originally issued to the Holder, the Lender or to any other party). For the purposes of such calculations, the Company should assume that all such Warrants were then exercisable without regard to any restrictions which might limit any Holder's right to exercise any of the Warrants held by any Holder.

i.   **Publicity, Filings, Releases, Etc.** Each of the parties agrees that it will not disseminate any information relating to the Transaction Agreements or the transactions contemplated thereby, including issuing any press releases, holding any press conferences or other forums, or filing any reports (collectively, "Publicity"), without giving the other party reasonable advance notice and an opportunity to comment on the contents thereof. Neither party will include in any such Publicity any statement or statements or other material to which the other party reasonably objects, unless in the reasonable opinion of counsel to the party proposing such statement, such statement is legally required to be included. In furtherance of the foregoing, the Company will provide to the Lender drafts of the applicable text of the first filing of a Current Report on Form 8-K or a Quarterly or Annual Report on Form 10-Q or 10-K intended to be made with the SEC which refers to the Transaction Agreements or the transactions contemplated thereby as soon as practicable (but at least two (2) Trading Days before such filing will be made) will not include in such filing any statement or statements or other material to which the other party reasonably objects, unless in the reasonable opinion of counsel to the party proposing such statement, such statement is legally

required to be included. Notwithstanding the foregoing, each of the parties hereby consents to the inclusion of the text of the Transaction Agreements in filings made with the SEC as well as any descriptive text accompanying or part of such filing which is accurate and reasonably determined by the Company's counsel to be legally required. Notwithstanding, but subject to, the foregoing provisions of this Section 4(i), the Company will, after the Closing Date, promptly issue a press release and file a Current Report on Form 8-K or, if appropriate, a quarterly or annual report on the appropriate form, referring to the transactions contemplated by the Transaction Agreements.

        j.   **Independent Nature of Lenders' Obligations and Rights.** The obligations of each Lender under the Transaction Agreements are several and not joint with the obligations of any other Lender, and no Lender shall be responsible in any way for the performance of the obligations of any Other Lender under any one or more of the Transaction Agreements.   The decision of each Lender or Other Lender to purchase Securities pursuant to the Transaction Agreements has been made by such Lender independently of any Other Lender. Nothing contained herein or in any Transaction Agreement, and no action taken by any Lender pursuant thereto, shall be deemed to constitute any two or more Lenders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Lenders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Agreements. Each Lender acknowledges that no Other Lender has acted as agent for such Lender in connection with making its investment hereunder and that no Lender will be acting as agent of such Other Lender in connection with monitoring its investment in the Securities or enforcing its rights under the Transaction Agreements. Each Lender shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Agreements, and it shall not be necessary for any Other Lender to be joined as an additional party in any proceeding for such purpose. The Company acknowledges that each of the Lenders has been provided with the same Transaction Agreements for the purpose of closing a transaction with multiple Lenders and not because it was required or requested to do so by any Lender.

        k.   **Equal Treatment of Lenders.** No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of any of the Transaction Agreements unless the same consideration is also offered to all of the parties to the Transaction Agreements.

        l.   **Independent Investment Decision.** No Lender has agreed to act with any Other Lender for the purpose of acquiring, holding, voting or disposing of the Securities purchased hereunder for purposes of Section 13(d) under the 1934 Act, and each Lender is acting independently with respect to its investment in the Securities. The decision of each Lender to purchase Securities pursuant to this Agreement has been made by such Lender independently of any other purchase and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or its subsidiaries which may have made or given by any Other Lender or by any agent or employee of any Other Lender, and no Lender or any of its agents

or employees shall have any liability to any Other Lender (or any other person) relating to or arising from any such information, materials, statements or opinions.

5. TRANSFER AGENT INSTRUCTIONS.

a. The Company warrants that, with respect to the Securities, other than the stop transfer instructions to give effect to Section 4(a) hereof, it will give its transfer agent no instructions inconsistent with instructions to issue Common Stock from time to time upon exercise of the Warrants in such amounts as specified from time to time by the Company to the transfer agent, bearing the restrictive legend specified in Section 4(b) of this Agreement prior to registration of the Shares under the 1933 Act, registered in the name of the Lender or its nominee and in such denominations to be specified by the Holder in connection with each exercise of the Warrants. Except as so provided, the Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Agreements. Nothing in this Section shall affect in any way the Lender's obligations and agreement to comply with all applicable securities laws upon resale of the Securities. If the Lender provides the Company with an opinion of counsel reasonably satisfactory to the Company that registration of a resale by the Lender of any of the Securities in accordance with clause (1)(B) of Section 4(a) of this Agreement is not required under the 1933 Act, the Company shall (except as provided in clause (2) of Section 4(a) of this Agreement) permit the transfer of the Securities and, in the case of the Warrant Shares, promptly instruct the Company's transfer agent to issue one or more certificates for Common Stock without legend in such name and in such denominations as specified by the Lender.

b. Subject to the provisions of this Agreement, the Company will permit the Lender to exercise the Warrants in the manner contemplated by the Warrants.

c. The Company will authorize the Transfer Agent to give information relating to the Company directly to the Holder or the Holder's representatives upon the request of the Holder or any such representative, to the extent such information relates to (i) the status of shares of Common Stock issued or claimed to be issued to the Holder in connection with a Notice of Exercise or transfer of Pledged Shares to the Holder, or (ii) the aggregate number of outstanding shares of Common Stock of all shareholders (as a group, and not individually) as of a current or other specified date. At the request of the Holder, the Company will provide the Holder with a copy of the authorization so given to the Transfer Agent.

6. CLOSING DATE.

a. The Closing Date shall occur on the date which is the first Trading Day after each of the conditions contemplated by Sections 7 and 8 hereof shall have either been satisfied or been waived by the party in whose favor such conditions run.

b. The closing of the Transactions shall occur on the Closing Date at the offices of the Escrow Agent and shall take place no later than 3:00 P.M., New York time, on such day or such other time as is mutually agreed upon by the Company and the Lender.

c.   Notwithstanding anything to the contrary contained herein, the Escrow Agent will be authorized to release the Escrow Funds to the Company and to others and to release the other Escrow Property on the Closing Date upon satisfaction of the conditions set forth in Sections 7 and 8 hereof and as provided in the Joint Escrow Instructions.

7.   CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

The Lender understands that the Company's obligation to sell the Notes, the Issued Shares and the Warrants to the Lender pursuant to this Agreement on the Closing Date is conditioned upon:

a.   The execution and delivery of this Agreement by the Lender;

b.   Delivery by the Lender to the Escrow Agent of good funds as payment in full of an amount equal to the Loan Amount in accordance with this Agreement;

c.   The accuracy on such Closing Date of the representations and warranties of the Lender contained in this Agreement, each as if made on such date, and the performance by the Lender on or before such date of all covenants and agreements of the Lender required to be performed on or before such date; and

d.   There shall not be in effect any law, rule or regulation prohibiting or restricting the transactions contemplated hereby, or requiring any consent or approval which shall not have been obtained.

8.   CONDITIONS TO THE LENDER'S OBLIGATION TO PURCHASE.

The Company understands that the Lender's obligation to purchase the Notes, the Issued Shares and the Warrants on the Closing Date is conditioned upon:

a.   The execution and delivery of this Agreement and the other Transaction Agreements by the Company;

b.   Delivery by the Company to the Escrow Agent of the Certificates in accordance with this Agreement;

c.   The execution and delivery of the Pledge Agreement by the Pledgor, together with an opinion of Pledgor's counsel substantially to the effect set forth in **Annex VIII** attached hereto;

d.   The accuracy in all material respects on the Closing Date of the representations and warranties of the Company contained in this Agreement, each as if made on such date, and the performance by the Company on or before such date of all covenants and agreements of the Company required to be performed on or before such date;

e. On the Closing Date, the Lender shall have received an opinion of counsel for the Company, dated the Closing Date, in form, scope and substance reasonably satisfactory to the Lender, substantially to the effect set forth in **Annex III** attached hereto;

f. There shall not be in effect any law, rule or regulation prohibiting or restricting the transactions contemplated hereby, or requiring any consent or approval which shall not have been obtained; and

g. From and after the date hereof to and including the Closing Date, each of the following conditions will remain in effect: (i) the trading of the Common Stock shall not have been suspended by the SEC or on the Principal Trading Market; (ii) trading in securities generally on the Principal Trading Market shall not have been suspended or limited; (iii) no minimum prices shall been established for securities traded on the Principal Trading Market; and (iv) there shall not have been any material adverse change in any financial market.

9. INDEMNIFICATION AND REIMBURSEMENT.

a. (i) The Company agrees to indemnify and hold harmless the Lender and its officers, directors, employees, and agents, and each Lender Control Person from and against any losses, claims, damages, liabilities or expenses incurred (collectively, "Damages"), joint or several, and any action in respect thereof to which the Lender, its partners, Affiliates, officers, directors, employees, and duly authorized agents, and any such Lender Control Person becomes subject to, resulting from, arising out of or relating to any misrepresentation, breach of warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of Company contained in this Agreement, as such Damages are incurred, except to the extent such Damages result primarily from Lender's failure to perform any covenant or agreement contained in this Agreement or the Lender's or its officer's, director's, employee's, agent's or Lender Control Person's gross negligence, recklessness or bad faith in performing its obligations under this Agreement.

(ii) The Company hereby agrees that, if the Lender, other than by reason of its gross negligence, illegal or willful misconduct (in each case, as determined by a non-appealable judgment to such effect), (x) becomes involved in any capacity in any action, proceeding or investigation brought by any shareholder of the Company, in connection with or as a result of the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements, or if the Lender is impleaded in any such action, proceeding or investigation by any Person, or (y) becomes involved in any capacity in any action, proceeding or investigation brought by the SEC, any self-regulatory organization or other body having jurisdiction, against or involving the Company or in connection with or as a result of the consummation of the transactions contemplated by this Agreement or the other Transaction Agreements, or (z) is impleaded in any such action, proceeding or investigation by any Person, then in any such case, the Company shall indemnify, defend and hold harmless the Lender from and against and in respect of all losses, claims, liabilities, damages or expenses resulting from, imposed upon or incurred by the Lender, directly or indirectly, and reimburse such Lender for its reasonable legal and other expenses

(including the cost of any investigation and preparation) incurred in connection therewith, as such expenses are incurred. The indemnification and reimbursement obligations of the Company under this paragraph shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to any Affiliates of the Lender who are actually named in such action, proceeding or investigation, and partners, directors, agents, employees and Lender Control Persons (if any), as the case may be, of the Lender and any such Affiliate, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Lender, any such Affiliate and any such Person. The Company also agrees that neither the Lender nor any such Affiliate, partner, director, agent, employee or Lender Control Person shall have any liability to the Company or any Person asserting claims on behalf of or in right of the Company in connection with or as a result of the consummation of this Agreement or the other Transaction Agreements, except as may be expressly and specifically provided in or contemplated by this Agreement.

   b.   All claims for indemnification by any Indemnified Party (as defined below) under this Section shall be asserted and resolved as follows:

   (i)   In the event any claim or demand in respect of which any Person claiming indemnification under any provision of this Section (an "Indemnified Party") might seek indemnity under paragraph (a) of this Section is asserted against or sought to be collected from such Indemnified Party by a Person other than a party hereto or an Affiliate thereof (a "Third Party Claim"), the Indemnified Party shall deliver a written notification, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party's claim for indemnification that is being asserted under any provision of this Section against any Person (the "Indemnifying Party"), together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such Third Party Claim (a "Claim Notice") with reasonable promptness to the Indemnifying Party. If the Indemnified Party fails to provide the Claim Notice with reasonable promptness after the Indemnified Party receives notice of such Third Party Claim, the Indemnifying Party shall not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim to the extent that the Indemnifying Party's ability to defend has been prejudiced by such failure of the Indemnified Party. The Indemnifying Party shall notify the Indemnified Party as soon as practicable within the period ending thirty (30) calendar days following receipt by the Indemnifying Party of either a Claim Notice or an Indemnity Notice (as defined below) (the "Dispute Period") whether the Indemnifying Party disputes its liability or the amount of its liability to the Indemnified Party under this Section and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim. The following provisions shall also apply.

   (x) If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this paragraph (b) of this Section, then the Indemnifying Party shall have the right to defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which

proceedings shall be vigorously and diligently prosecuted by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party in the case of any settlement that provides for any relief other than the payment of monetary damages or that provides for the payment of monetary damages as to which the Indemnified Party shall not be indemnified in full pursuant to paragraph (a) of this Section). The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party's delivery of the notice referred to in the first sentence of this subparagraph (x), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate protect its interests; and provided further, that if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third Party Claim that the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this subparagraph (x), and except as provided in the preceding sentence, the Indemnified Party shall bear its own costs and expenses with respect to such participation. Notwithstanding the foregoing, the Indemnified Party may take over the control of the defense or settlement of a Third Party Claim at any time if it irrevocably waives its right to indemnity under paragraph (a) of this Section with respect to such Third Party Claim.

(y) If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to paragraph (b) of this Section, or if the Indemnifying Party gives such notice but fails to prosecute vigorously and diligently or settle the Third Party Claim, or if the Indemnifying Party fails to give any notice whatsoever within the Dispute Period, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted by the Indemnified Party in a reasonable manner and in good faith or will be settled at the discretion of the Indemnified Party (with the consent of the Indemnifying Party, which consent will not be unreasonably withheld). The Indemnified Party will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting. Notwithstanding the foregoing provisions of this subparagraph (y), if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its liability or the amount of its liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party in the manner provided in subparagraph(z) below, the Indemnifying Party will not be

required to bear the costs and expenses of the Indemnified Party's defense pursuant to this subparagraph (y) or of the Indemnifying Party's participation therein at the Indemnified Party's request, and the Indemnified Party shall reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation. The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this subparagraph (y), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(z) If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability or the amount of its liability to the Indemnified Party with respect to the Third Party Claim under paragraph (a) of this Section or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its liability or the amount of its liability to the Indemnified Party with respect to such Third Party Claim, the amount of Damages specified in the Claim Notice shall be conclusively deemed a liability of the Indemnifying Party under paragraph (a) of this Section and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability or the amount of its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute; provided, however, that if the dispute is not resolved within thirty (30) days after the Claim Notice, the Indemnifying Party shall be entitled to institute such legal action as it deems appropriate.

(ii)   In the event any Indemnified Party should have a claim under paragraph (a) of this Section against the Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver a written notification of a claim for indemnity under paragraph (a) of this Section specifying the nature of and basis for such claim, together with the amount or, if not then reasonably ascertainable, the estimated amount, determined in good faith, of such claim (an "Indemnity Notice") with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party's rights hereunder except to the extent that the Indemnifying Party demonstrates that it has been irreparably prejudiced thereby. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim or the amount of the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim or the amount of the claim described in such Indemnity Notice, the amount of Damages specified in the Indemnity Notice will be conclusively deemed a liability of the Indemnifying Party under paragraph (a) of this Section and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party on demand. If the Indemnifying Party has timely disputed its liability or the amount of its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute; provided, however, that it the dispute is not resolved within thirty (30) days after the Claim Notice, the Indemnifying Party shall be entitled to institute such legal action as it deems appropriate.

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c.   The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar rights of the indemnified party against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to.

10.   JURY TRIAL WAIVER.   The Company and the Lender hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the Parties hereto against the other in respect of any matter arising out or in connection with the Transaction Agreements.

11.   GOVERNING LAW: MISCELLANEOUS.

a.   (i) This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the exclusive jurisdiction of the federal courts whose districts encompass any part of the County of New York or the state courts of the State of New York sitting in the County of New York in connection with any dispute arising under this Agreement or any of the other Transaction Agreements and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on *forum non conveniens*, to the bringing of any such proceeding in such jurisdictions or to any claim that such venue of the suit, action or proceeding is improper. To the extent determined by such court, the Company shall reimburse the Lender for any reasonable legal fees and disbursements incurred by the Lender in enforcement of or protection of any of its rights under any of the Transaction Agreements. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

(ii) The Company and the Lender acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the other Transaction Agreements were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and the other Transaction Agreements and to enforce specifically the terms and provisions hereof and thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

b.   Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

c.   This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto.

d.   All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

e.   A facsimile transmission of this signed Agreement shall be legal and binding on all parties hereto.

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f. This Agreement may be signed in one or more counterparts, each of which shall be deemed an original.

g. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

h. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement or the validity or enforceability of this Agreement in any other jurisdiction.

i. This Agreement may be amended only by an instrument in writing signed by the party to be charged with enforcement thereof.

j. This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof.

12. **NOTICES.** Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given on the earliest of

> (a) the date delivered, if delivered by personal delivery as against written receipt therefor or by confirmed facsimile transmission,

> (b) the fifth Trading Day after deposit, postage prepaid, in the United States Postal Service by registered or certified mail, or

> (c) the third Trading Day after mailing by domestic or international express courier, with delivery costs and fees prepaid,

in each case, addressed to each of the other parties thereunto entitled at the following addresses (or at such other addresses as such party may designate by ten (10) days' advance written notice similarly given to each of the other parties hereto):

COMPANY: At the address set forth at the head of this Agreement.
Attn: President
Telephone No.: (941) 917-0788
Telecopier No.: (941)   -

with a copy to:

Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas, 21st Floor
NewYork, NY 10018
Attn: Darrin Ocasio, Esq.
Telephone No.: (212) 930-9700
Telecopier No.: (212) 930-9725

LENDER: At the address set forth on the signature page of this Agreement.

with a copy to:

Krieger & Prager LLP, Esqs.
39 Broadway
Suite 1440
New York, NY 10006
Attn: Ronald J. Nussbaum, Esq.
Telephone No.: (212) 363-2900
Telecopier No. (212) 363-2999

ESCROW AGENT: Krieger & Prager LLP, Esqs.
39 Broadway
Suite 1440
New York, NY 10006
Attn: Samuel Krieger, Esq.
Telephone No.: (212) 363-2900
Telecopier No. (212) 363-2999

        13.   SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The Company's and the Lender's representations and warranties herein shall survive the execution and delivery of this Agreement and the delivery of the Certificates and the payment of the Loan Amount, and shall inure to the benefit of the Lender and the Company and their respective successors and assigns.

[Balance of page intentionally left blank]

10/20/04

IN WITNESS WHEREOF, with respect to the Loan Amount specified below, this Agreement has been duly executed by the Lender and the Company as of the date set first above written.

LOAN AMOUNT: $_____

<u>**LENDER:**</u>

Address:

_____   _____

                                       Printed Name of Lender

_____

Telephone No. _____   By: _____
Telecopier No. _____   (Signature of Authorized Person)

                                         _____

_____   Printed Name and Title
Jurisdiction of Incorporation
or Organization

<u>**COMPANY**</u>

INFINIUM LABS, INC.

By: _____
(Signature of Authorized Person)

_____
Printed Name and Title

10/20/04

ANNEX I   FORM OF NOTE

ANNEX II   JOINT ESCROW INSTRUCTIONS

ANNEX III   OPINION OF COUNSEL OF COMPANY

ANNEX IV   FORM OF WARRANT

ANNEX V   COMPANY DISCLOSURE MATERIALS

ANNEX VI   COMPANY'S SEC DOCUMENTS AVAILABLE ON EDGAR

ANNEX VII   PLEDGE AGREEMENT

ANNEX VIII   OPINION OF COUNSEL OF PLEDGOR

Exhibit 4.6

ANNEX I
TO
BRIDGE LOAN AGREEMENT
<PROTOTYPE FOR EACH ISSUANCE>

FORM OF NOTE

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

Series OC2-2/No. _____[1]   US $ _____

INFINIUM LABS, INC.

10% SECURED PROMISSORY NOTE DUE DECEMBER 31, 2004

FOR VALUE RECEIVED, **INFINIUM LABS, INC.**, a corporation organized and existing under the laws of the State of Delaware (the "Company"), promises to pay to _____ the registered holder hereof (the "Holder"), the principal sum of _____ Thousand and 00/100 Dollars (US $_____.00) on the Maturity Date (as defined below) and to pay interest on the principal sum outstanding from time to time in arrears at the rate of 10% per annum (computed on the basis of the actual number of days elapsed and a year of 365 days), accruing from October ___, 2004, the date of initial issuance of this Note (the "Issue Date"), to the date of payment. Such interest shall be payable on the date which is the earlier of (i) the Maturity Date, or (ii) the date of any prepayment of principal permitted hereunder. Accrual of interest shall commence on the Issue Date and shall continue to accrue on a daily basis until payment in full of the principal sum has been made or duly provided for (whether before or after the Maturity Date).

This Note is being issued pursuant to the terms of the Bridge Loan Agreement, dated as of October ___, 2004 (the "Loan Agreement"), to which the Company and the Holder (or the Holder's predecessor in interest) are parties. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Loan Agreement.

This Note is subject to the following additional provisions:

---

[1]Insert unique number for each Holder's Note.

1.   The term "Maturity Date" means the earliest to occur of (x) December 31, 2004, (y) the date on which the Company consummates a financing or funding transaction for the Target Funding Amount (as defined below), whether or not such transaction is effected in connection with the current or future issuance of securities or (z) the second Trading Day following the date on which the Company files with the SEC a registration statement for the sale of shares of Common Stock by the Company or by certain shareholders of the Company (such registration statement being subject to the provisions of Section 4(g)(i) of the Securities Purchase Agreement). The term "Target Funding Amount" means Gross Proceeds (as defined below), which when added to the Gross Proceeds of any other financing of funding transactions consummated by the Company after the Issue Date, equals or exceeds $500,000; provided, however, that if such Gross Proceeds, when added to such other Gross Proceeds, is less than the then outstanding principal and accrued interest on this Note, the Maturity Date shall only apply to the aggregate of (x) such Gross Proceeds multiplied by the Lender's Allocable Share of the Holder, less (y) amounts, if any, previously applied in payment of this Note, and the balance of the Note, after application of the payment actually made to the Holder, shall remain due and payable in accordance with the terms hereof. The term "Gross Proceeds" means the gross proceeds of a financing or funding transaction which are payable, directly or indirectly, to the Company (x) before deduction of any fees or expenses incurred by the Company in connection therewith, or (y) if any such fees or expenses are paid by a third party, including the investor or lender, after adding the amount of such fees or expenses to the gross proceeds otherwise payable to the Company.

2.   (i)   This Note may be prepaid in whole or in part at any time prior to the Maturity Date, without penalty. Any payment shall be applied as provided in Section 3.

        (ii)   <u>TIME IS OF THE ESSENCE WITH RESPECT TO ANY PAYMENT DUE HEREUNDER.</u> The Company shall be in default hereunder if any payment is not made in a timely manner, without any right to cure unless such right to cure is granted by the Holder in each instance, which consent shall be in the sole discretion of the Holder and may be withheld for any reason or for no reason whatsoever.

3.   Any payment made on account of the Note shall be applied in the following order of priority: (i) first, to any amounts due hereunder other than principal and accrued interest, (ii) then, to accrued interest through and including the date of payment, and (iii) then, to principal of this Note.

4.   All payments contemplated hereby to be made "in cash" shall be made in immediately available good funds of United States of America currency by wire transfer to an account designated in writing by the Holder to the Company (which account may be changed by notice similarly given). For purposes of this Note, the phrase "date of payment" means the date good funds are received in the account designated by the notice which is then currently effective.

5.   Subject to the terms of the Loan Agreement, no provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, and interest on, this Note at the time, place, and rate, and in the coin or currency, as herein prescribed. This Note is direct obligations of the Company.

6.   (i)   As evidenced by his signature below, the Guarantor (as defined below; sometimes also referred to as the "Pledgor") is personally guarantying to the Holder the timely and full fulfillment of all of the obligations of the Company under this Note (each, an "Obligation" and collectively, the "Obligations") on the terms provided above and in the Personal Guarantee attached to this Note. Such guaranty is further evidenced by the Personal Guarantee of Guarantor (the "Guarantee") attached hereto executed by the Guarantor in favor of and delivered to the Holder.

         (ii)   The term "Guarantor" means Timothy M. Roberts, an officer and director of the Company.

         (iii)   The obligations of the Company under this Note and of the Guarantor under the Guarantee are secured under the terms of the Pledge Agreement, to which the Holder and the Pledgor are parties, the terms of which are incorporated herein by reference, by a pledge of 3,000,000 shares of the Company's Common Stock multiplied by the Lender's Allocable Share of the Holder, of which the Guarantor is the record and beneficial owner.

7.   Except as provided in Section 6 above, no recourse shall be had for the payment of the principal of, or the interest on, this Note, or for any claim based hereon, or otherwise in respect hereof, against any incorporator, shareholder, officer or director, as such, past, present or future, of the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

8.   The Holder of the Note, by acceptance hereof, agrees that this Note is being acquired for investment and that such Holder will not offer, sell or otherwise dispose of this Note except under circumstances which will not result in a violation of the Securities Act of 1933, as amended, or any applicable state Blue Sky or foreign laws or similar laws relating to the sale of securities.

9.   Any notice given by any party to the other with respect to this Note shall be given in the manner contemplated by the Loan Agreement in the section entitled "Notices."

10.   This Note shall be governed by and construed in accordance with the laws of the State of New York. Each of the parties consents to the exclusive jurisdiction of the federal courts whose districts encompass any part of the County of New York or the state courts of the State of New York sitting in the County of New York in connection with any dispute arising under this Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on *forum non coveniens*, to the bringing of any such proceeding in such jurisdictions. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Holder in enforcement of or protection of any of its rights under any of this Note.

11.   **JURY TRIAL WAIVER.** The Company and the Holder hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the Parties hereto against the other in respect of any matter arising out of or in connection with this Note.

12.   The following shall constitute an "Event of Default":

   a.   The Company shall default in the payment of any amount due on this Note, time being of the essence; or

   b.   Any of the representations or warranties made by the Company herein, in the Loan Agreement or any of the other Transaction Agreements shall be false or misleading in any material respect at the time made; or

   c.   The Company shall (1) make an assignment for the benefit of creditors or commence proceedings for its dissolution; or (2) apply for or consent to the appointment of a trustee, liquidator or receiver for its or for a substantial part of its property or business; or

   d.   A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent; or

   e.   Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company; or

   f.   Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company.

If an Event of Default shall have occurred, then, or at any time thereafter, and in each and every such case, unless such Event of Default shall have been waived in writing by the Holder (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Holder and in the Holder's sole discretion, the Holder may consider this Note immediately due and payable (and the Maturity Date shall be accelerated accordingly), without presentment, demand, protest or notice of any kinds, all of which are hereby expressly waived, anything herein or in any note or other instruments contained to the contrary notwithstanding, and interest shall accrue on the total amount due (the "Default Amount") on the date of the Event of Default (the "Default Date") at the rate of 18% per annum or the maximum rate allowed by law, whichever is lower, from the Default Date until the date payment is made, and the Holder may immediately enforce any and all of the Holder's rights and remedies provided herein or any other rights or remedies afforded by law.

13.   In the event for any reason, any payment by or act of the Company or the Holder shall result in payment of interest which would exceed the limit authorized by or be in violation of the law of the jurisdiction applicable to this Note, then *ipso facto* the obligation of the Company to pay interest or perform such act or requirement shall be reduced to the limit authorized under such law, so that in no event shall the Company be obligated to pay any such interest, perform any such act or be bound by any requirement which would result in the payment of interest in excess of the limit so

authorized. In the event any payment by or act of the Company shall result in the extraction of a rate of interest in excess of a sum which is lawfully collectible as interest, then such amount (to the extent of such excess not returned to the Company) shall, without further agreement or notice between or by the Company or the Holder, be deemed applied to the payment of principal, if any, hereunder immediately upon receipt of such excess funds by the Holder, with the same force and effect as though the Company had specifically designated such sums to be so applied to principal and the Holder had agreed to accept such sums as an interest-free prepayment of this Note. If any part of such excess remains after the principal has been paid in full, whether by the provisions of the preceding sentences of this Section or otherwise, such excess shall be deemed to be an interest-free loan from the Company to the Holder, which loan shall be payable immediately upon demand by the Company. The provisions of this Section shall control every other provision of this Note.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized this ___th day of October, 2004.

INFINIUM LABS, INC.

By:_____

_____
(Print Name)

_____
(Title)

PERSONAL GUARANTEE OF GUARANTOR

The undersigned has executed the attached Personal Guarantee.

_____
    Timothy M. Roberts

PERSONAL GUARANTEE OF GUARANTOR

Reference is made to the 10% Secured Promissory Note, dated October ___, 2004 (the "Note") of Infinium Labs, Inc. to _____. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Note.

To induce the Holder to make the loan to the Company contemplated by the Loan Agreement, the Guarantor (sometimes referred to as the "Pledgor") hereby unconditionally personally guarantees to the Holder the timely and full fulfillment of all of the obligations of the Company under the above Note (each, an "Obligation" and collectively, the "Obligations") on the terms provided above their signatures.

The guaranty provided by the Guarantor hereby is referred to as the "Guarantee."

The Guarantor agrees that the Holder may proceed against the Guarantor alone on account of this Guarantee without any obligation to proceed against or to exhaust any remedies against the Company or against any other Party.

Guarantor is an officer and director of the Company. Guarantor represents to the Holder that he has determined that it is in his best interest to execute and deliver this Guarantee.

Guarantor agrees that the Holder may extend or modify the terms of the Obligations with the Company without the prior consent of the Guarantor, but the terms of this Guarantee shall continue to apply to the Obligations as so extended or modified. Except to the extent that the Guarantor actually fulfills any of the Obligations, no Guarantee by the Guarantor or any other guarantor shall reduce or modify the obligations of the Company or any other Party hereunder or under any of the Transaction Documents.

Guarantor represents to the Holder that this Guarantee is the valid and binding agreement of the Guarantor, enforceable in accordance with its terms, subject as to enforceability to general principles of equity and to bankruptcy, insolvency, moratorium and other similar laws affecting the enforcement of creditors' rights generally.

The provisions of Section 6 of the Note are incorporated herein by reference as if set forth herein in full.

Guarantor agrees that the provisions of Sections 9, 10 and 11 of the Note apply to the Guarantor, as if it were the Company named therein.

Guarantor acknowledges that it is aware that Holder is explicitly relying on the execution and delivery of this Guarantee by such Guarantor and on the enforceability of this Guarantee against such Guarantor in making the determination to enter into the Loan Agreement and to consummate the loan transaction contemplated thereby.

IN WITNESS WHEREOF, Guarantor has executed and delivered this Guarantee as of the ____th day of October, 2004.

_____
Timothy M. Roberts

Acknowledged
INFINIUM LABS, INC.

By:_____

Exhibit 4.7

FORM OF WARRANT

INFINIUM LABS, INC.

COMMON STOCK PURCHASE WARRANT

1. <u>Issuance</u>. In consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by **INFINIUM LABS, INC.**, a Delaware corporation (the "Company"), _____ or registered assigns (the "Holder") is hereby granted the right to purchase at any time, on or after the Commencement Date (as defined below) until 5:00 P.M., New York City time, on October 31, 2009 (the "Expiration Date"), _____ (_____)[1] fully paid and nonassessable shares of the Company's Common Stock, $0.001 par value per share (the "Common Stock"), at an initial exercise price per share (the "Exercise Price") of $0.50 per share, subject to further adjustment as set forth herein. This Warrant is being issued pursuant to the terms of that certain Bridge Loan Agreement, dated as of October 27, 2004 (the "Agreement"), to which the Company and Holder (or Holder's predecessor in interest) are parties. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Agreement. This Warrant was originally issued to the Holder of the Holder's predecessor in interest on October 27, 2004 (the "Issue Date").

2. <u>Exercise of Warrants</u>.

2.1 <u>General</u>.

---

[1] Insert number of shares equal to 1.666667 shares of Common Stock for each $1 of Loan Amount.

(a) This Warrant is exercisable in whole or in part at any time and from time to time commencing on the Commencement Date. Such exercise shall be effectuated by submitting to the Company (either by delivery to the Company or by facsimile transmission as provided in Section 9 hereof) a completed and duly executed Notice of Exercise (substantially in the form attached to this Warrant Certificate) as provided in the Notice of Exercise (or revised by notice given by the Company as contemplated by the Section headed "NOTICES" in the Agreement). The date such Notice of Exercise is faxed to the Company shall be the "Exercise Date," provided that, if such exercise represents the full exercise of the outstanding balance of the Warrant, the Holder of this Warrant tenders this Warrant Certificate to the Company within five (5) Trading Days thereafter. The Notice of Exercise shall be executed by the Holder of this Warrant and shall indicate the number of shares then being purchased pursuant to such exercise.

(b) The Exercise Price per share of Common Stock for the shares then being exercised shall be payable, at the election of the Holder, in cash or by certified or official bank check or by wire transfer in accordance with instructions provided by the Company at the request of the Holder.

(c) Upon the appropriate payment of the Exercise Price for the shares of Common Stock purchased, together with the surrender of this Warrant Certificate (if required), the Holder shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased. Subject to the provisions of Section 2.1(f) hereof, the Company shall deliver such certificates representing the Warrant Shares in accordance with the instructions of the Holder as provided in the Notice of Exercise (the certificates delivered in such manner, the "Warrant Share Certificates") within three (3) Trading Days (such third Trading Day, a "Warrant Share Delivery Date") of the later of the Exercise Date or the date the payment of the Exercise Price for the relevant Warrant Shares is received by the Company.

(d) The Holder shall be deemed to be the holder of the shares issuable to it in accordance with the provisions of this Section 2.1 on the Exercise Date.

(e) In lieu of delivering physical certificates representing the Common Stock issuable upon conversion, provided the Company's transfer agent is participating in the Depository Trust Company ("DTC") Fast Automated Securities Transfer program, upon request of the Holder and its compliance with the provisions contained in this paragraph, so long as the certificates therefor do not bear a legend and the Holder thereof is not obligated to return such certificate for the placement of a legend thereon, the Company shall use its best efforts to cause its transfer agent to electronically transmit the Common Stock issuable upon conversion to the Holder by crediting the account of Holder's Prime Broker with DTC through its Deposit Withdrawal Agent Commission system.

2.2   Limitation on Exercise. Notwithstanding the provisions of this Warrant, the Agreement or of the other Transaction Agreements, in no event (except (i) as specifically provided in this Warrant as an exception to this provision, (ii) during the forty-five (45)

day period prior to the Expiration Date, or (iii) while there is outstanding a tender offer for any or all of the shares of the Company's Common Stock) shall the Holder be entitled to exercise this Warrant, or shall the Company have the obligation to issue shares upon such exercise of all or any portion of this Warrant to the extent that, after such exercise the sum of (1) the number of shares of Common Stock beneficially owned by the Holder and its affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of the Warrants or other rights to purchase Common Stock or through the ownership of the unconverted portion of convertible securities), and (2) the number of shares of Common Stock issuable upon the exercise of the Warrants with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Holder and its affiliates of more than 4.99% of the outstanding shares of Common Stock (after taking into account the shares to be issued to the Holder upon such exercise). For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), except as otherwise provided in clause (1) of such sentence. The Holder, by its acceptance of this Warrant, further agrees that if the Holder transfers or assigns any of the Warrants to a party who or which would not be considered such an affiliate, such assignment shall be made subject to the transferee's or assignee's specific agreement to be bound by the provisions of this Section 2.2 as if such transferee or assignee were the original Holder hereof.

2.3   Certain Definitions. As used herein, each of the following terms has the meaning set forth below, unless the context otherwise requires:

"Commencement Date" means the date which is the earlier of (i) sixty-five (65) days after the Issue Date or (ii) the date on which the Registration Statement is declared effective.

3.   Reservation of Shares. The Company hereby agrees that at all times during the term of this Warrant there shall be reserved for issuance upon exercise of this Warrant, one hundred percent (100%) of the number of shares of its Common Stock as shall be required for issuance of the Warrant Shares for the then unexercised portion of this Warrant. For the purposes of such calculations, the Company should assume that the outstanding portion of this Warrants were exercisable in full at any time, without regard to any restrictions which might limit the Holder's right to exercise any portion of this Warrant held by the Holder.

4.   Mutilation or Loss of Warrant. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) receipt of reasonably satisfactory indemnification, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant of like tenor and date and any such lost, stolen, destroyed or mutilated Warrant shall thereupon become void.

5.   Rights of the Holder. The Holder shall not, by virtue hereof, be entitled to any rights of a stockholder in the Company, either at law or equity, and the rights of the Holder are

limited to those expressed in this Warrant and are not enforceable against the Company except to the extent set forth herein.

6. Protection Against Dilution and Other Adjustments.

6.1 Adjustment Mechanism. If an adjustment of the Exercise Price is required pursuant to this Section 6, the Holder shall be entitled to purchase such number of shares of Common Stock as will cause (i) (x) the total number of shares of Common Stock Holder is entitled to purchase pursuant to this Warrant following such adjustment, multiplied by (y) the adjusted Exercise Price per share, to equal the result of (ii) (x) the dollar amount of the total number of shares of Common Stock Holder is entitled to purchase before adjustment, multiplied by (y) the total Exercise Price before adjustment.[2]

6.2 Capital Adjustments. In case of any stock split or reverse stock split, stock dividend, reclassification of the Common Stock, recapitalization, merger or consolidation (where the Company is not the surviving entity), the provisions of this Section 6 shall be applied as if such capital adjustment event had occurred immediately prior to the date of this Warrant and the original Exercise Price had been fairly allocated to the stock resulting from such capital adjustment; and in other respects the provisions of this Section shall be applied in a fair, equitable and reasonable manner so as to give effect, as nearly as may be, to the purposes hereof. A rights offering to stockholders shall be deemed a stock dividend to the extent of the bargain purchase element of the rights. The Company will not effect any consolidation or merger, unless prior to the consummation thereof, the successor or acquiring entity (if other than the Company) and, if an entity different from the successor or acquiring entity, the entity whose capital stock or assets the holders of the Common Stock of the Company are entitled to receive as a result of such consolidation or merger assumes by written instrument the obligations under this Warrant (including under this Section 6) and the obligations to deliver to the holder of this Warrant such shares of stock, securities or assets as, in accordance with the foregoing provisions, the holder may be entitled to acquire.

6.3 Adjustment for Spin Off. If, for any reason, prior to the exercise of this Warrant in full, the Company spins off or otherwise divests itself of a material part of its business or operations or disposes all or of a part of its assets in a transaction (the "Spin Off") in which the Company does not receive compensation for such business, operations or assets, but

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[2]Example: Assume 10,000 shares remain under Warrant at original stated Exercise Price of US$0.50. Total exercise price (clause (y) in text) is (i) 10,000 x (ii) US$0.50, or US$5,000. Company effects 2:1 stock split. Exercise Price is adjusted to US$0.25. Number of shares covered by Warrant is adjusted to 20,000, because (applying clause (x) in text) (i) 20,000 x (ii) US$0.25 = US$5,000.

causes securities of another entity (the "Spin Off Securities") to be issued to security holders of the Company, then the Company shall cause (i) to be reserved Spin Off Securities equal to the number thereof which would have been issued to the Holder had all of the Holder's unexercised Warrants outstanding on the record date (the "Record Date") for determining the amount and number of Spin Off Securities to be issued to security holders of the Company (the "Outstanding Warrants") been exercised as of the close of business on the Trading Day immediately before the Record Date (the "Reserved Spin Off Shares"), and (ii) to be issued to the Holder on the exercise of all or any of the Outstanding Warrants, such amount of the Reserved Spin Off Shares equal to (x) the Reserved Spin Off Shares, multiplied by (y) a fraction, of which (I) the numerator is the amount of the Outstanding Warrants then being exercised, and (II) the denominator is the amount of the Outstanding Warrants.

7.   Transfer to Comply with the Securities Act; Registration Rights.

7.1   Transfer. This Warrant has not been registered under the Securities Act of 1933, as amended, (the "1933 Act") and has been issued to the Holder for investment and not with a view to the distribution of either the Warrant or the Warrant Shares. Neither this Warrant nor any of the Warrant Shares or any other security issued or issuable upon exercise of this Warrant may be sold, transferred, pledged or hypothecated in the absence of an effective registration statement under the 1933 Act relating to such security or an opinion of counsel satisfactory to the Company that registration is not required under the 1933 Act. Each certificate for the Warrant, the Warrant Shares and any other security issued or issuable upon exercise of this Warrant shall contain a legend on the face thereof, in form and substance satisfactory to counsel for the Company, setting forth the restrictions on transfer contained in this Section.

7.2   Registration Rights.   Reference is made to Registration Rights Provisions in Section 4(g) of the Securities Purchase Agreement, the terms of which are incorporated herein by reference.

8.   Buy-In Amount.

(a)   If, by the relevant Warrant Share Delivery Date, the Company fails for any reason to deliver the relevant Warrant Share Certificates, and after such Warrant Share Delivery Date, the Holder who has exercised this Warrant (an "Exercising Holder") purchases, in an arm's-length open market transaction or otherwise, shares of Common Stock (the "Covering Shares") in order to make delivery in satisfaction of a sale of Common Stock by the Exercising Holder (the "Sold Shares"), which delivery such Exercising Holder anticipated to make using the shares to be issued upon such exercise (a "Buy-In"), the Exercising Holder shall have the right to require the Company to pay to the Exercising Holder, in addition to and not in lieu of all other amounts contemplated in other provisions of the Transaction Agreements, the Warrant Share Buy-In Adjustment Amount (as defined below). The Company shall pay the Warrant Share Buy-In Adjustment Amount to the Exercising Holder in immediately available funds immediately upon demand by the Exercising Holder.

(b)   The term "Warrant Share Buy-In Adjustment Amount" means the amount equal to the excess, if any, of (i) the Exercising Holder's total purchase price (including brokerage commissions, if any) for the Covering Shares over (ii) the net proceeds (after brokerage commissions, if any) received by the Exercising Holder from the sale of the Sold Shares. By way of illustration and not in limitation of the foregoing, if the Exercising Holder purchases shares of Common Stock having a total purchase price (including brokerage commissions) of $11,000 to cover a Buy-In with respect to shares of Common Stock it sold for net proceeds of $10,000, the Warrant Share Buy-In Adjustment Amount which the Company will be required to pay to the Exercising Holder will be $1,000.

9.   Notices. Any notice required or permitted hereunder shall be given in manner provided in the Section headed "NOTICES" in the Agreement, the terms of which are incorporated herein by reference.

10.   Supplements and Amendments; Whole Agreement. This Warrant may be amended or supplemented only by an instrument in writing signed by the parties hereto. This Warrant contains the full understanding of the parties hereto with respect to the subject matter hereof and thereof and there are no representations, warranties, agreements or understandings other than expressly contained herein and therein.

11.   Governing Law. (a)   This Warrant shall be governed by and construed in accordance with the laws of the State of New York for contracts to be wholly performed in such state and without giving effect to the principles thereof regarding the conflict of laws. Each of the parties consents to the exclusive jurisdiction of the federal courts whose districts encompass any part of the County of New York or the state courts of the State of New York sitting in the County of New York in connection with any dispute arising under this Warrant and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on *forum non coveniens*, to the bringing of any such proceeding in such jurisdictions or to any claim that such venue of the suit, action or proceeding is improper. To the extent determined by such court, the Company shall reimburse the Holder for any reasonable legal fees and disbursements incurred by the Holder in enforcement of or protection of any of its rights under this Warrant. Nothing in this Section shall affect or limit any right to serve process in any other manner permitted by law.

(b)   The Company and the Holder acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Warrant were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Warrant and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

12.   **JURY TRIAL WAIVER.** The Company and the Holder hereby waive a trial by jury in any action, proceeding or counterclaim brought by either of the Parties hereto against the other in respect of any matter arising out or in connection with this Warrant.

13.	Remedies. The Company stipulates that the remedies at law of the Holder of this Warrant in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

14.	Counterparts. This Warrant may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[Balance of page intentionally left blank]

10/20/04

15.   Descriptive Headings. Descriptive headings of the several Sections of this Warrant are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the ____th day of October, 2004.

INFINIUM LABS, INC.

By: _____

_____
(Print Name)

_____
(Title)

NOTICE OF EXERCISE OF WARRANT

TO: INFINIUM LABS, INC.   VIA TELECOPIER TO:
        2033 Main Street, Suite 1309   (941) -   Sarasota, FL 34237
        Attn: President

The undersigned hereby irrevocably elects to exercise the right, represented by the Warrant Certificate for the above-referenced Class, dated as of _____, 20___ , to purchase _____ shares of the Common Stock, $0.0001 par value ("Common Stock"), of **INFINIUM LABS, INC.** and tenders herewith payment in accordance with Section 2 of said Common Stock Purchase Warrant, as follows:

☐   CASH: $ _____ = (Exercise Price x Exercise Shares)

        Payment is being made by:
            ☐   enclosed check
            ☐   wire transfer
            ☐   other

It is the intention of the Holder to comply with the provisions of Section 2.2 of the Warrant regarding certain limits on the Holder's right to exercise thereunder. Based on the analysis on the attached Worksheet Schedule, the Holder believes this exercise complies with the provisions of said Section 2.2. Nonetheless, to the extent that, pursuant to the exercise effected hereby, the Holder would have more shares than permitted under said Section, this notice should be amended and revised, ab initio, to refer to the exercise which would result in the issuance of shares consistent with such provision. Any exercise above such amount is hereby deemed void and revoked.

As contemplated by the Warrant, this Notice of Conversion is being sent by facsimile to the telecopier number and officer indicated above.

If this Notice of Exercise represents the full exercise of the outstanding balance of the Warrant, the Holder either (1) has previously surrendered the Warrant to the Company or (2) will surrender (or cause to be surrendered) the Warrant to the Company at the address indicated above by express courier within five (5) Trading Days after delivery or facsimile transmission of this Notice of Exercise.

The certificates representing the Warrant Shares should be transmitted by the Company to the Holder

10/20/04

☐ via express courier, or

☐ by electronic transfer

after receipt of this Notice of Exercise (by facsimile transmission or otherwise) to:

_____
_____
_____

Dated: _____

_____
[Name of Holder]

By: _____

NOTICE OF EXERCISE OF WARRANT
WORKSHEET SCHEDULE

1. Current Common Stock holdings of Holder and Affiliates   _____

2. Shares to be issued on current exercise   _____

3. Other shares to be issued on other current exercise(s) and
     other current conversion(s)[1]   _____

4. Other shares eligible to be acquired within next 60 days
     without restriction   _____

5. Total [sum of Lines 1 through 4]   _____

6. Outstanding shares of Common Stock[2]   _____

7. Adjustments to Outstanding

     a. Shares known to Holder as previously issued
        to Holder or others but not included in Line 6   _____

     b. Shares to be issued per Line(s) 2 and 3   _____

     c. Total Adjustments [Lines 7a and 7b]   _____

8. Total Adjusted Outstanding [Lines 6 plus 7c]   _____

9. Holder's Percentage [Line 5 divided by Line 8]   _____%

[Note: Line 9 not to be above 4.99%]

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[1]Includes shares issuable on conversion of convertible securities (including assumed payment of interest or dividends) or exercise of other rights, including other warrants or options

[2]Based on latest SEC filing by Company or information provided by executive officer of Company, counsel to Company or transfer agent

10/20/04

SECURITY INTEREST AND PLEDGE AGREEMENT

SECURITY INTEREST AND PLEDGE AGREEMENT ("Pledge Agreement"), dated as of October 27, 2004, by and among the persons set forth on Schedule 1 (each a "Secured Party" and collectively, the "Secured Parties"), INFINIUM LABS, INC., a Delaware corporation having its principal executive offices at 2033 Main Street, Suite 1309, Sarasota, FL 34237 (the "Company" or the "Debtor"), TIMOTHY M. ROBERTS (the "Pledgor") and KRIEGER & PRAGER, LLP, as agent for the Secured. Parties (the "Agent").

RECITALS

A.   Reference is made to (i) that certain Bridge Loan Agreement of even date herewith (the "Loan Agreement") to which the Company and the Secured Parties are parties, and (ii) the Transaction Agreements (as that term is defined in the Loan Agreement), including, without limitation, the Notes. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the relevant Transaction Agreements.

B.   Pursuant to the Transaction Agreements, the Debtor has certain obligations to the Secured Parties (all such obligations, the "Obligations"), including, but not limited to, obligations to pay principal and interest of the Notes on the Maturity Date The Note Obligations are personally guaranteed by the Pledgor (each such guaranty, a "Guarantee"). The obligations of the Company and of the Pledgor under each Note and each related Guarantee are referred to collectively as the "Note Obligations."

C.   To secure the Note Obligations, the Pledgor has agreed to pledge certain shares of Common Stock of the Company held by the Pledgor to the Secured Parties as security for the performance of the Note Obligations.

D.   The Pledgor is a principal shareholder of the Debtor and has determined that it is in the Pledgor's best interests, including to the benefit the other interests of the Pledgor in the Company, to provide the Guarantee pledge referred to herein.

E.   The Secured Parties are willing to enter into the Loan Agreement and the other Transaction Agreements only upon receiving Pledgor's guarantee under the Guarantee and pledge of certain stock of the Company, as set forth in this Pledge Agreement.

NOW, THEREFORE, in consideration of the premises, the mutual covenants and conditions contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.   Grant of Security Interest.

(a)   To secure the Note Obligations of Debtor and the Pledgor's obligations under the Guarantee, the Pledgor hereby pledges to the Secured Parties (and to each of them based on the Lender's Allocable Share of such Secured Party), all of the shares of Common Stock set forth on the attached Schedule 2 of this Agreement (the "Pledged Shares"). Unless otherwise set forth on Schedule 2 of this Agreement, the Pledgor is the beneficial and record owner of the Pledged Shares set forth opposite such Pledgor's name on such Schedule. Such Pledged Shares, together with any substitutes therefor, or proceeds thereof, are hereinafter referred to collectively as the "Collateral."

(b)   The Company represents and warrants to the Secured Parties that the Pledged Shares are duly authorized, validly issued, fully paid and non-assessable and that it will not permit the transfer of the Pledged Shares except in accordance with this Pledge Agreement while the same is in effect.

(c)   (i)   The Company has given written notice to the Transfer Agent regarding the creation of the security interest of the Secured Parties in the Collateral. The Company has instructed the Transfer Agent (A) to record on its books the existence of such security interest with respect to the Pledged Shares, (B) to transfer Pledged Shares in accordance with the instructions of the Agent without further action of the Company, and (C) except upon such instructions of the Agent or until written notice is given by the Agent that such security interest has been released to the Pledgor in whole or in part, to not allow a transfer of the shares representing any part of the Collateral or to replace the certificates representing the Collateral.

(ii)   The Pledgor hereby consents to the provisions of the preceding subparagraph (i) and authorize the Company to provide such notice and instructions to the Transfer Agent.

(iii)   The Transfer Agent has confirmed to the Agent that (i) the Transfer Agent has received such notice and instructions and (ii) without the prior written consent of the Agent, the Transfer Agent will not take any action inconsistent with such notice or instructions.

2.   Obligations Secured. During the term hereof, the Collateral shall secure the following:

(a)   The performance by the Company of the Note Obligations; and

(b)   The performance by the Pledgor of its obligations, covenants, and agreements under the Guarantee.

The obligations, covenants and agreements described in clauses (a) and (b) are the "Obligations."

3.   Perfection of Security Interests. Upon execution of this Pledge Agreement by the Debtor and the Pledgor,

(a)   the Pledgor shall deliver and transfer possession of the stock certificates identified opposite such Pledgor's name on Schedule 2 of this Agreement (the "Pledged Certificates"), together with stock transfer powers duly executed in blank by the registered owner of the shares represented by such Certificates, with appropriate Medallion signature guaranty[1] ("Stock Powers"), to the Secured Parties to be held by the Agent, as agent for the Secured Parties.

(b)   The Collateral will be held by the Agent, to perfect the security interest of the Secured Parties, until the earlier of

(i) the payment in full of all amounts due under the Note, or

(ii) foreclosure of Secured Party's security interests as provided herein.

(c)   The Debtor and the Pledgor, and each of them, hereby appoint Samuel M. Krieger or Ronald Nussbaum (each one of whom may act independently), as attorney-in-fact with powers of substitution, to execute all documents and perform all acts as Secured Party, may reasonably request in order to perfect and maintain a valid security interest for Secured Party in the Collateral.

4.   [Reserved].

5.   Pledgor's Warranty. The Pledgor represents and warrants hereby to the Secured Parties as follows with respect to the Pledged Shares set forth opposite such Pledgor's name on Schedule 2 to this Agreement:

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[1] The Medallion signature guaranty requirement will be satisfied by any other format for confirmation of the Pledgor's signature which the Transfer Agent is willing to accept in connection with the transfer of the Pledged Shares to the Secured Parties, provided the Transfer Agent has confirmed such willingness to the Agent in writing.

A.   <u>With respect to title to the Transferred Shares</u>

(i)   that upon transfer by Pledgor of such Pledgor's Certificates and Stock Powers to Secured Parties pursuant to this Agreement at such time, if any, as contemplated hereby upon the occurrence of an Event of Default, the purchaser of the Pledged Shares or the Secured Party, as contemplated herein, as the case may be, will have good title (both record and beneficial) to the relevant Pledged Shares;

(ii)   that there are no restrictions upon transfer and pledge of the Pledged Shares pursuant to the provisions of this Agreement except the restrictions imposed by Rule 144 under the Securities Act of 1933;

(iii)   that the Pledged Shares are free and clear of any encumbrances of every nature whatsoever, such Pledgor is the sole owner of the Pledged Shares, and such shares are duly authorized, validly issued, fully paid and non-assessable,

(iv)   that such Pledgor has owned the Pledged Shares since the date specified on Schedule 2 to this Agreement and that such shares were fully paid for as of such specified date,

(v)   that such Pledgor agrees not to grant or create, any security interest, claim, lien, pledge or other encumbrance with respect to such Pledgor's Pledged Shares or attempt to sell, transfer or otherwise dispose of any of such shares until the Obligations have been paid in full or this Agreement has terminated; and

B.   <u>With respect to certain other matters</u>:

(i)   that such Pledgor has made necessary inquiries of the Company and believes that the Company fully intends to fulfill and has the capability of fulfilling the Obligations to be performed by the Company in accordance with the terms of the Transaction Agreements,

(ii)   that the Pledgor is not acting, and has not agreed to act, in any plan to sell or dispose of the Pledged Shares in a manner intended to circumvent the registration requirements of the Securities Act of 1933, as amended, or any applicable state law,

(iii)   that Pledgor has been advised by counsel of the elements of a bona-fide pledge for purposes of Rule 144(d)(3)(iv) under the Securities Act of 1933, as amended, including the relevant SEC interpretations and affirms the pledge of shares by such Pledgor pursuant to this Pledge Agreement will constitute a bona-fide pledge of such shares for purposes of such Rule,

(iv)   that this Pledge Agreement constitutes a legal, valid and binding obligation of such Pledgor enforceable in accordance with its terms (except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws, now or hereafter in effect), and

(v)   that the Pledgor's residence address and social security number are as provided under the Pledgor's signature on the signature page hereof and that attached hereto is a true photocopy of the Pledgor's current driver's license.

6.   <u>Reports under Securities Act and Exchange Act</u>. With a view to making available to Secured Party the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit Secured Party to sell securities of the Company to the public without Registration ("Rule 144"), the Company agrees to:

(i)   make and keep public information available, as those terms are understood and defined in Rule 144;

(ii)   file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(iii)   until the date when the Secured Party may sell all Registrable Securities under Rule 144 without volume or other restrictions or limits (the "Unrestricted Sale Date"), furnish to the Secured Party so long as the Secured Party owns or has a security interest in the Pledged Shares (a "Holder"), promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) if not available on the SEC's EDGAR system, a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company and (iii) such other information as may be reasonably requested to permit the Secured Party to sell such securities pursuant to Rule 144 without registration; and

(d)   at the request of any Holder, give its Transfer Agent instructions (supported by an opinion of Company counsel, if required or requested by the Transfer Agent) to the effect that, upon the Transfer Agent's receipt from such Holder of

(i) a certificate (a "Rule 144 Certificate") certifying (A) that the Holder's holding period (as determined in accordance with the provisions of Rule 144) for the Pledged Shares which the Holder proposes to sell (the "Securities Being Sold") is not less than (1) year and (B) as to such other matters as may be appropriate in accordance with Rule 144 under the Securities Act, and

(ii) an opinion of counsel acceptable to the Company (for which purposes it is agreed that Krieger & Prager LLP shall be deemed acceptable if not given by Company Counsel) that, based on the Rule 144 Certificate, Securities Being Sold may be sold pursuant to the provisions of Rule 144, even in the absence of an effective Registration Statement,

the Transfer Agent is to effect the transfer of the Securities Being Sold and issue to the buyer(s) or transferee(s) thereof one or more stock certificates representing the transferred Securities Being Sold without any restrictive legend and without recording any restrictions on the transferability of such shares on the Transfer Agent's books and records (except to the extent any such legend or

restriction results from facts other than the identity of the Holder, as the seller or transferor thereof, or the status, including any relevant legends or restrictions, of the shares of the Securities Being Sold while held by the Holder). If the Transfer Agent reasonably requires any additional documentation at the time of the transfer, the Company shall deliver or cause to be delivered all such reasonable additional documentation as may be necessary to effectuate the issuance of an unlegended certificate.

7.   <u>Voting Rights</u>. During the term of this Pledge Agreement and until such time as this Pledge Agreement has terminated or Secured Party has exercised its rights under this Pledge Agreement to foreclose its security interest in the Collateral, Pledgor shall have the right to exercise any voting rights evidenced by, or relating to, the Collateral.

8.   <u>Warrants and Options.</u> In the event that, during the term of this Pledge Agreement, subscription, warrants, dividends, or any other rights or option shall be issued in connection with the Collateral, such warrants, dividends, rights and options shall be immediately delivered to Secured Party to be held under the terms hereof in the same manner as the Collateral.

9.   <u>Preservation of the Value of the Collateral and Reimbursement of Secured Party</u>. Pledgor shall pay all taxes, charges, and assessments against the Collateral and do all acts necessary to preserve and maintain the value thereof. On failure of Pledgor so to do, Secured Party may make such payments on account thereof as (in Secured Party's discretion) is deemed desirable, and Pledgor shall reimburse Secured Party immediately on demand for any and all such payments expended by Secured Party in enforcing, collecting, and exercising its remedies hereunder.

10.   <u>Default and Remedies</u>.

(a)   For purposes of this Agreement, "Event of Default" shall mean any one or more of the following events:

(i)   any default in the performance by the Company or the Pledgor of any of the Note Obligations or the Guarantee, as the case may be, after the expiration, without cure, of the cure period (but only if any such cure period is specifically provided in the Transaction Agreements and without any regard to any cure period if no such cure period is provided; it being specifically acknowledged by the Company and the Pledgor that all payment obligations are time of the essence obligations, with no cure periods provided), or

(ii)   a breach by a Pledgor of any of such Pledgor's representations, warranties, covenants or agreements in this Pledge Agreement.

(b)   During the term of this Pledge Agreement, the Secured Party shall have the following rights after any Event of Default and for so long as the Obligations are not satisfied in full:

(i) the rights and remedies provided by the Uniform Commercial Code as adopted by the State of New York (as said law may at any time be amended), except that the

Secured Party waives any right to a deficiency pursuant to Section 9-608 thereof or otherwise;

(ii) the right to receive and retain all dividends, payments and other distributions of any kind upon any or all of the Pledged Shares as additional Collateral;

(iii) to the extent of the Lender's Allocable Share of the Secured Party, the right to cause any or all of the Pledged Shares and all additional Collateral to be transferred to its own name and have such transfer recorded in any place or places deemed appropriate by Secured Party; and

(iv) the right to sell, at a public or private sale, to the extent of the Lender's Allocable Share of the Secured Party, the Collateral or any part thereof for cash, upon credit or for future delivery, and at such price or prices in accordance with the Uniform Commercial Code (as such law may be amended from time to time); it being understood that one or more of the Secured Parties may, but shall not be required to, take such actions jointly. Upon any such sale, Secured Party shall have the right to deliver, assign and transfer to the purchaser thereof the Collateral so sold. Secured Party shall give the Pledgor not less than ten (10) days written notice of its intention to make any such sale. Any such sale shall be held at such time or times during ordinary business hours and at such place or places as Secured Party may fix in the notice of such sale. Secured Party may adjourn or cancel any sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the same may be so adjourned. In case of any sale of all or any part of the Collateral upon terms calling for payments in the future, any Collateral so sold may be retained by Secured Party until the selling price is paid by the purchaser thereof, but Secured Party shall incur no liability in the case of the failure of such purchaser to take up and pay for the Collateral so sold and, in the case of such failure, such Collateral may again be sold upon like notice. Secured Party, however, instead of exercising the power of sale herein conferred upon it, may proceed by a suit or suits at law or in equity to foreclose the security interest and sell the Collateral, or any portion thereof, under a judgment or decree of a court or courts of competent jurisdiction, the Pledgor having been given due notice of all such action. Secured Party shall incur no liability as a result of a sale of the Collateral or any part thereof.

11.   Waiver. Each of the Debtor and the Pledgor waives any right that it may have to require Secured Party to proceed against any other person, or proceed against or exhaust any other security, or pursue any other remedy Secured Party may have.

12.   Term of Agreement. This Pledge Agreement shall continue in full force and effect until the earlier of the payment in full of the Notes. If the Notes are paid in full, the security interests in the relevant Collateral shall be deemed released, and any portion of the Collateral not transferred to or sold by any one or more Secured Parties shall be returned to the Pledgor (and for

such purpose, delivery to Darrin Ocasio, Esq., of Sichenzia Ross Friedman Ference LLP of New York, NY shall deemed to comply with such return requirement). Upon termination of this Pledge Agreement, the relevant Collateral shall be returned within five (5) Trading Days to Debtor or to the Pledgor, as contemplated above.

13.   Provisions Affecting the Agent.

(a)   The Agent is acting as agent for the Secured Parties solely for the administrative convenience of the Debtor, the Pledgor and the Secured Parties.

(b)   The Agent is authorized to execute and file any and all financing statements desired to be filed by the Secured Parties to reflect the security interest in the Collateral in any and all jurisdictions. For such purposes, each of the Debtor and the Pledgor irrevocably appoints the Agent (acting by Samuel M. Krieger or Ronald Nussbaum, or either one of them), with full power of substitution to execute and file such financing statements naming the Debtor and the Pledgor as debtors thereon.

(c)   Reference is made to the provisions of Sections 2 through 12, inclusive of the Joint Escrow Instructions. All such provisions are incorporated herein by reference as if set forth herein in full, except that, for such purposes, the references therein to (i) the "Escrow Agent" shall be deemed to be references to the "Agent" under this Pledge Agreement, (ii) the "Company" shall be deemed to be references to the Debtor and to the Pledgor under this Pledge Agreement, and (iii) each "Lender" shall be deemed to be references to each Secured Party under this Pledge Agreement.

14.   General Provisions:

14.1   Binding Agreement; No Modification of Transaction Agreements. This Pledge Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the respective parties hereto. Except to the extent specifically provided herein, nothing in this Pledge Agreement shall limit or modify any provision of any of the Transaction Agreements

14.2   Captions. The headings used in this Pledge Agreement are inserted for reference purposes only and shall not be deemed to define, limit, extend, describe, or affect in any way the meaning, scope or interpretation of any of the terms or provisions of this Pledge Agreement or the intent hereof.

14.3   Counterparts. This Pledge Agreement may be signed in any number of counterparts with the same effect as if the signatures upon any counterpart were upon the same instrument. All signed counterparts shall be deemed to be one original. A facsimile transmission of this signed Pledge Agreement shall be legal and binding on all parties hereto.

14.4   Further Assurances. The parties hereto agree that, from time to time upon the written request of any party hereto, they will execute and deliver such further documents and do such other acts and things as such party may reasonably request in order fully to effect the purposes of this

Pledge Agreement. The Transfer Agent Instructions annexed hereto are deemed an integral part of this Pledge Agreement.

14.5 <u>Waiver of Breach</u>. Any waiver by either party of any breach of any kind or character whatsoever by the other, whether such be direct or implied, shall not be construed as a continuing waiver of or consent to any subsequent breach of this Pledge Agreement.

14.6 <u>Cumulative Remedies</u>. The rights and remedies of the parties hereto shall be construed cumulatively, and none of such rights and remedies shall be exclusive of, or in lieu or limitation of any other right, remedy, or priority allowed by applicable law.

14.7 <u>Amendment</u>. This Pledge Agreement may be modified only in a written document that refers to this Pledge Agreement and is executed by Secured Party, the Pledgor and the Debtor.

14.8 <u>Interpretation</u>. This Pledge Agreement shall be interpreted, construed, and enforced according to the substantive laws of the State of New York.

14.9 <u>Governing Law</u>. This Pledge Agreement shall be governed by and construed in accordance with the laws of the State of New York. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the County of New York or the state courts of the State of New York sitting in the County of New York in connection with any dispute arising under this Pledge Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on *forum non coveniens*, to the bringing of any such proceeding in such jurisdictions.

14.10 <u>WAIVER OF JURY TRIAL</u>. The parties to this Pledge Agreement hereby waive a trial by jury in any action, proceeding or counterclaim brought by any of them against any other in respect of any matter arising out or in connection with this Pledge Agreement.

14.11 <u>Notice</u>. Any notice or other communication required or permitted to be given hereunder shall be effective upon receipt. Such notices may be sent (i) in the United States mail, postage prepaid and certified, (ii) by express courier with receipt, (iii) by facsimile transmission, with a copy subsequently delivered as in (i) or (ii) above. Any such notice shall be addressed or transmitted as follows:

If to Pledgor, to:

Timothy M. Roberts
511 Harbor Gate Way
Longboat Key, FL 34228
Tel: (941) 383-2940
Fax: ( ) -

If to the Debtor, any Secured Party, or the Agent, to the addresses of the Company, the relevant Lender and the Escrow Agent, respectively, as provided by the Loan Agreement.

Any party may change its address by notice similarly given to the other parties (except that a Secured Party need not give notice to other Secured Parties).

14.12 <u>Acknowledgement by Debtor and Pledgor</u>. In the event that any provision of the Transaction Agreements, the Guarantee or this Pledge Agreement as applied to any party or circumstances shall be adjudged by a court to be invalid or unenforceable, each of the Debtor or the Pledgor, as the case may be, acknowledges and agrees that this Pledge Agreement shall remain valid and enforceable in all respects against the Debtor and the Pledgor.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK.
THE SIGNATURES OF THE PARTIES ARE ON THE NEXT PAGE.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day, month and year first above written.

SECURED PARTIES (named in Schedule 1):
By: Krieger & Prager LLP, as their agent

By:_____

DEBTOR:
INFINIUM LABS, INC.

By:_____
       Its: _____

PLEDGOR:

_____
Tim Roberts
Residence Address: 511 Harbor Gate Way
                           Longboat Key, FL 34228

Social Security No.: 490-86-2328

AGENT:
KRIEGER & PRAGER, LLP

By:_____

SCHEDULE 1

The Secured Parties are:

Name	Address
JM Investors, LLC	152 E 9th St. Lakewood, NJ 08701
Fennmore Holdings, LLC	152 West 57 St., Suite 54E New York, NY 10019
Viscount Investments Limited	832 The White House London SE1 8YU England
Congregation Mishkan Sholom	9612 Van Nuys, #108 Panorama City, CA 91402

The "Lender's Allocable Share" of each Secured Party is determined as provided in the Loan Agreement.

SCHEDULE 2

The following shares are pledged hereunder as the Pledged Shares, each certificate in the name of:

Holder's Name	Certificate No.	No. of Shares	Date of Acquisition[2]
Timothy M. Roberts	3179-9	1,000,000	January 20, 2004
Timothy M. Roberts	3180-7	1,000,000	January 20, 2004
Timothy M. Roberts	3274-8	1,000,000	January 20, 2004

Total: <u>3,000,000</u> shares

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[2]This is date shares were originally acquired by Pledgor. The specific stock certificates were issued Sept. 20, 2004 in exchange for Pledgor's submission of one or more previously issued certificates.